As filed with the Securities and Exchange Commission on November 28, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

McCORMICK & SCHMICK’S
SEAFOOD RESTAURANTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	20-1193199
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer
incorporation or organization)	classification code number)	identification number)

720 SW Washington Street, Suite 550
Portland, Oregon 97205
(503) 226-3440
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Emanuel N. Hilario
Chief Financial Officer
720 SW Washington Street, Suite 550
Portland, Oregon 97205
(503) 226-3440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Robert J. Moorman	Michael J. Schiavone
James M. Kearney	Shearman & Sterling LLP
Stoel Rives LLP	599 Lexington Avenue
900 SW Fifth Avenue, Suite 2600	New York, New York 10022
Portland, Oregon 97204-1268	(212) 848-4000
(503) 224-3380

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	5,850,625	$22.34	$130,702,962.50	$13,985.22

(1)             Includes the Underwriters’ option to purchase up to an additional 763,125 shares of Common Stock.

(2)             Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based upon the average of the high and low sale prices reported on The Nasdaq Stock Market’s National Market on November 22, 2005.

(3)             Pursuant to Rule 457(p) under the Securities Act of 1933, the filing fee has been offset against the filing fee previously paid by the registrant in the amount of $8,295.60 (net after prior offsets under Rule 457(p)) with respect to shares of Common Stock registered under the registration statement on Form S-1 filed by the Registrant on April 29, 2004, as amended (Registration No. 333-114977) and $2,702.64 with respect to shares of Common Stock registered under the registration statement on Form S-3 filed by the registrant on October 25, 2005 (Registration No. 333-129235) which was subsequently withdrawn.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED November 28, 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

5,087,500 Shares

McCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

Common Stock

McCormick & Schmick’s Seafood Restaurants, Inc. and the selling stockholders are offering 380,000 shares and 4,707,500 shares, respectively, of common stock.

Our common stock is quoted on The Nasdaq National Market under the symbol “MSSR.” The last reported sale price of our common stock on the Nasdaq National Market on November 22, 2005 was $22.68 per share.

Investing in our common stock involves risks that are described under “Risk Factors” beginning on page 8.

	Per Share	Total
Offering price
Discounts and commissions to underwriters
Offering proceeds to us, before expenses
Offering proceeds to selling stockholders, before expenses

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 116,550 additional shares of common stock, and selling stockholders have granted the underwriters the right to purchase up to an aggregate of 646,575 additional shares of common stock. The underwriters can exercise these rights at any time and from time to time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                               , 2005.

Banc of America Securities LLC	Wachovia Securities

RBC Capital Markets
SG Cowen & Co.
Oppenheimer & Co.
ThinkEquity Partners LLC

The date of this prospectus is             , 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer for these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained in our website does not constitute part of this prospectus.

McCormick & Schmick’s Seafood Restaurants, Inc., our logo and other trademarks mentioned or incorporated by reference in this prospectus are the property of their respective owners.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated into this prospectus by reference. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the related notes. References in this prospectus to “McCormick & Schmick’s,” “company,” “we,” “us” and “our” refer to McCormick & Schmick’s Seafood Restaurants, Inc. and its subsidiaries.

Our Business

We are a leading national seafood restaurant operator in the affordable upscale dining segment. Over the past 33 years, we have successfully grown our business to 59 restaurants in 24 states by focusing on serving a broad selection of fresh seafood.

Our daily-printed menu at our restaurants typically contains between 85 and 100 made-to-order dishes, including an extensive selection of international, national, regional and local species of seafood. Our signature “Fresh List,” prominently displayed at the top of our daily-printed menu, features 30 to 40 varieties of fresh seafood. We also offer alternatives to seafood, including high quality aged beef, creative salads and fresh pasta dishes.

Our restaurants are designed to capture the distinctive characteristics of each local market, positioning us to compete successfully in a sector comprised primarily of locally owned and operated seafood restaurants. We seek to create an inviting atmosphere which allows us to attract a diverse customer base of men and women, primarily ages 30 to 60, typically college-educated and in the middle to upper-middle income brackets. We believe the combination of our restaurant atmosphere, extensive menu offering and broad range of price points appeals to a diverse customer base, from casual diners, families and tourists to business travelers and special occasion diners.

Our Strengths

We believe we are the only high quality seafood restaurant that operates on a national scale because:

•        Developing and maintaining consistent, reliable sources of high quality, fresh seafood is difficult;

•        Hedging effectively against increases in seafood costs is often not possible;

•        Preparing and handling seafood is more complicated than for other types of cuisine; and

•        Consumer tastes in seafood products vary from region to region.

We believe we have successfully addressed these operational barriers and differentiated ourselves from our competitors by focusing on the following core strengths of our business model.

Fresh Seafood

Our primary business focus for more than 33 years has been to consistently offer a broad selection of fresh seafood, which we believe commands strong loyalty from our customers. Our daily-printed menu typically contains between 85 and 100 made-to-order dishes, including an extensive selection of nationally available species as well as seasonal products, such as wild King salmon, and an extensive variety of cold water oysters. The executive chef and general manager at each of our restaurants tailor the menu, at least daily, based on the availability of different species of fresh seafood, price and customer preferences. We believe we successfully differentiate our concept from both independent local seafood restaurants and national and regional seafood chains by including in our daily-printed menu our signature “Fresh List” of typically 30 to 40 varieties of fresh seafood, sourced from vendors throughout the United States and select international locations.

Attraction of Our Full-Service Bar

We consider our bar operations an integral part of the “McCormick & Schmick’s” brand and central to our broad appeal. We operate our bars as revenue centers, rather than mere holding areas for patrons waiting to dine, and to showcase our commitment to quality, service and authenticity by offering hand-poured and hand-shaken cocktail drinks made with freshly squeezed juices and other high quality ingredients. In addition to offering a broad selection of liquors, wines and beers, we also offer value-priced items from our full restaurant menu at our bars, which tends to attract younger customers whom we aim to develop into dedicated restaurant customers. In 2004, alcohol sales, predominantly from our bar, accounted for approximately 29% of our revenue and contributed higher gross margins than food sales.

Broad Appeal of Our Concept

We believe our broad range of price points, resulting in average check per guest of approximately $22 for lunch and $45 for dinner, makes our restaurants more affordable and allows us to attract a more diverse customer base than our upscale competitors. Over the past few years, we have enhanced our menu to offer our customers a more affordable dining option by including a selection of lower priced items on our menu. A significant number of our customers are baby boomers, who comprise the largest segment of the U.S. population and are a primary driver in the restaurant industry because they generally have the greatest level of disposable income and tend to be more focused on better health and specialized diets than other age groups. Our bar operations allow us to also capture the 25 to 35 year old professionals, positioning us to attract a younger clientele as dedicated restaurant customers. Our catering and banquet services further support our broad appeal.

Entrepreneurial Culture with Corporate Control

A key component of our success for over 33 years has been our commitment to promoting and sustaining an entrepreneurial culture throughout our restaurants while maintaining strong corporate oversight and financial controls. Within this strong corporate infrastructure, each restaurant has profit and loss responsibility and a high degree of operating autonomy. We have historically retained substantially all of our regional chefs and regional managers and our retention rate for our unit general managers and executive chefs is approximately 80%. We believe the stability of our management team and operating personnel, coupled with our disciplined but entrepreneurial culture, position us for the continued success and growth of our concept.

Portability of Our Brand

We have expanded the McCormick & Schmick’s seafood restaurant concept throughout the United States and have competed successfully with national and regional restaurant chains and local operators, due in part to the flexibility of our real estate model and our nationwide infrastructure. We customize our restaurant design and appearance to appeal to local consumer affinities and preferences, and have many restaurants located in buildings that have local significance, including some historic buildings. We have a proven track record of successfully opening restaurants in a variety of sizes, typically ranging from 6,000 to 14,000 square feet and in a number of real estate formats, including both freestanding and in-line locations. We believe the flexibility of our real estate model is a competitive advantage, allowing us to cost-effectively and opportunistically open restaurants in attractive markets without being constrained by a standard prototype or other limiting real estate factors. We operate 59 restaurants in 24 states across the United States and plan to open approximately 30 restaurants over the next three years.

Flexible Business Model

We believe we differentiate ourselves through our daily printed menus which allow us to respond to market demands and manage price fluctuations of seafood. This flexibility has contributed to strong top-line performance, marked by increased comparable revenues, and several years of consistent restaurant operating margin. For the 2005 Nine Months we generated revenues of $196.8 million and a restaurant operating margin of 15.0% compared to revenues of $173.8 million and a restaurant operating margin of 14.4% in the 2004 Nine Months.

Our Growth Strategy

We believe our flexible business model, combined with our fresh menu offerings, professional customer service and inviting restaurant environment, provide us with significant opportunities to further grow our business. Key elements of our growth strategy include the following:

Expansion in Existing Markets

We continue to evaluate opportunities to grow the McCormick & Schmick’s brand in existing markets, including affluent suburban areas near existing units in downtown areas to better diversify our presence. This strategy enables us to achieve a higher degree of market penetration and brand awareness, resulting in increased repeat business from our broad and diverse customer base. Additionally, we will further leverage the economies of scale of our operations to enhance our competitive advantage against independent local competitors, principally in the areas of advertising, purchasing and distribution infrastructure. We have opened three additional restaurants in existing markets in 2005 and intend to open five in 2006.

Entry into New Markets

In selecting new market opportunities, we continue to focus on downtown and affluent suburban areas that have large middle to upper-middle income populations, have high customer traffic from thriving businesses or retail markets, and that are convenient for and appealing to business and leisure travelers. We will continue to promote the McCormick & Schmick’s brand image and our broad appeal by opening new restaurants in prime real estate locations and by customizing each new restaurant to the local market. We have opened four additional restaurants in new markets in 2005 and intend to open three in 2006.

Capture of Ancillary Business Opportunities

We will continue to pursue secondary opportunities that are complementary to our primary concept and further our growth objectives. We operate five restaurants under the name M&S Grill and one under the name Jake’s Grill, each of which offers an alternative menu to that of our seafood restaurants and have additional growth potential. We will also continue to consider new catering and banquet opportunities.

Unit Level Economics

Our average investment per restaurant opened since 1997 has been approximately $2.8 million, including leasehold improvements, furniture, fixtures and equipment, net of landlord incentive allowances. As a result of the reduction in the size of our restaurant prototype to facilitate our entry into a greater variety of markets and provide us with increased flexibility with site selection, we anticipate that our average investment per restaurant will be approximately $2.4 million going forward, consistent with the average investment incurred for the restaurants we opened in 2004 and 2005. We believe our focus on a traditional decor has allowed us to benefit from lower restaurant-level maintenance and upgrade costs than those incurred by our competitors. Average unit volume for restaurants opened from 1997 through 2001, averaging approximately 10,800 square feet, was approximately $5.5 million by the third year of operations. Since the beginning of 2002, we have opened 22 new restaurants, which averaged approximately 7,900 square feet each. Consequently, our growth plans assumes average unit volumes for our prototype restaurants of $4.4 million by the third year of operations.

Our ability to expand our restaurant base is influenced by factors beyond our control, such as our ability to hire skilled management and chefs and to secure sufficient suitable new restaurant sites, and therefore we may not be able to achieve our planned growth. All of the material risks relating to our growth strategy are discussed in “Risk Factors.”

Our principal executive offices are located at 720 SW Washington Street, Suite 550, Portland, Oregon 97205. Our telephone number is (503) 226-3440. Our website is www.mccormickandschmicks.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by:
McCormick & Schmick’s Seafood Restaurants, Inc.	380,000 shares
Selling stockholders	4,707,500 shares
Common stock to be outstanding after this offering	14,163,502 shares
Use of proceeds

We estimate that net proceeds from the sale of shares of common stock by us in this offering will be $8.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these proceeds to repay indebtedness under our revolving credit facility and for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	MSSR
Risk factors

See “Risk Factors” and the other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Definitions and Assumptions Used In This Prospectus

Our fiscal year consists of 52 or 53 weeks and ends on the closest Saturday on or before December 31. All fiscal years shown in this prospectus included 52 weeks. Throughout this prospectus, our fiscal years are referred to as set forth below:

Fiscal Year Ended	Reference in this Prospectus
December 28, 2002	2002
December 27, 2003	2003
December 25, 2004	2004

Throughout this prospectus, the thirty-nine week period ended September 25, 2004 is referred to as the 2004 Nine Months and the thirty-nine week period ended September 24, 2005 is referred to as the 2005 Nine Months.

Unless we indicate otherwise, all of the information in this prospectus assumes the underwriters will not exercise their option to purchase up to 116,550 additional shares of our common stock from us and up to 646,575 additional shares of our common stock from specified selling stockholders at the price set forth on the cover of this prospectus.

Throughout this prospectus, we have assumed an offering price of $22.68 per share.

Summary Consolidated Financial and Operating Data

The summary consolidated financial and operating data below are derived from the following sources:

•        Our consolidated financial statements for 2002, 2003 and 2004, which have been audited by an independent registered public accounting firm.

•        Our unaudited interim financial statements for the 2004 Nine Months and the 2005 Nine Months, which in the opinion of management reflect all adjustments necessary to state fairly in accordance with accounting principles generally accepted in the United States the information for these periods. The operating results of the interim periods are not necessarily indicative of results for a full year.

The summary consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included or incorporated by reference in this prospectus. Historical results are not necessarily indicative of future performance. The historical results below reflect management fees and expenses related to covenants not to compete in the aggregate annual amount of $2.6 million, which were terminated on July 20, 2004 in connection with our initial public offering for a one-time payment of $2.8 million. The results for 2003 reflect a charge of $1.5 million related to the impairment of one of our restaurants, a $1.2 million expense for the settlement of a labor dispute and a $2.3 million write-off of deferred loan costs. The results for 2004 reflect redemption costs for our 13% senior exchangeable preferred stock of our wholly owned subsidiary, including $5.8 million in accretion and dividends, a $1.3 million write-off of deferred loan costs and a tax benefit of $3.7 million primarily related to the recognition of deferred tax assets.

	Fiscal Year			Nine Months
	2002	2003	2004	2004	2005
	(Restated)	(Restated)		(Restated)
				(unaudited)
	($ in thousands, except per share data)
Statement of Income Data:
Revenues	$180,104	$196,717	$238,757	$173,833	$196,785
Operating income	9,094	6,076	6,779	1,794	9,946
Interest expense	3,720	3,069	2,680	2,366	454
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1,901	5,759	5,759	—
Write-off of deferred loan costs on early extinguishment of debt	—	2,313	1,288	1,288	—
Income tax expense (benefit)	2,570	1,323	(3,651)	(678)	2,942
Accrued dividends and accretion on mandatorily redeemable preferred stock	3,347	1,832	—	—	—
Net income (loss)	$(543)	$(4,362)	$703	$(6,941)	$6,550
Net income (loss) per share(1)
Basic	$(0.07)	$(0.56)	$0.07	$(0.75)	$0.48
Diluted	$(0.07)	$(0.56)	$0.07	$(0.75)	$0.47
Shares used in computing net income (loss) per share(1)
Basic	7,782	7,782	10,387	9,255	13,782
Diluted	7,782	7,782	10,416	9,255	13,983

	As of September 24, 2005
	Actual	As Adjusted(2)
	(unaudited)
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	444	444
Total assets	194,295	194,295
Revolving credit facility and obligations under capital leases, including current portion	8,812	696
Stockholders’ equity	130,633	138,749

	Fiscal Year			Nine Months
	2002	2003	2004	2004	2005
	(Restated)	(Restated)		(Restated)
				(unaudited)
	($ in thousands)
Other Data:
Restaurants open at end of period (including managed restaurants)	39	42	52	51	57
Average annual comparable restaurant sales(3)	$5,038	$5,118	$5,329	$5,215	$5,266
Comparable restaurant sales increase (decrease)	(2.7)%	1.1%	3.8%	3.6%	2.7%
Net cash provided by operating activities	$14,582	$20,652	$21,452	$11,790	$19,438
Net cash used in investing activities	(8,779)	(14,956)	(27,284)	(22,582)	(17,056)
Net cash provided by (used in) financing activities	(4,886)	(6,188)	3,830	10,912	(2,389)
EBITDA(4)	17,902	15,929	17,502	10,069	17,041

(1)             For periods before our initial public offering, we give retroactive effect to the completion of our corporate reorganization in calculating shares of our common stock outstanding. In the corporate reorganization, the membership units of our predecessor, McCormick & Schmick Holdings LLC, converted into common stock of McCormick & Schmick’s Seafood Restaurants, Inc. Because our operations are conducted by wholly owned subsidiaries that were taxable corporations, the conversion did not affect our financial statements except with respect to references to membership units.

(2)             Adjusted to reflect the sale of shares of our common stock offered by us in this offering, less the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of all the proceeds to pay down indebtedness under our revolving credit facility.

(3)             A restaurant is included in the comparable restaurant base in the first full quarter following the eighteenth month of operations.

(4)             EBITDA represents earnings before interest, taxes, depreciation and amortization, write-off of deferred loan costs on early extinguishment of debt and accrued dividends and accretion on mandatorily redeemable preferred stock. We are presenting EBITDA because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss) which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating activities, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures of other companies. A reconciliation of EBITDA to net income is provided below.

	Fiscal Year			Nine Months
	2002	2003	2004	2004	2005
	(Restated)	(Restated)		(Restated)
				(unaudited)
	($ in thousands)
Net income (loss)	$(543)	$(4,362)	$703	$(6,941)	$6,550
Accrued dividends and accretion on mandatorily redeemable preferred stock	3,347	3,733	5,759	5,759	—
Income tax expense (benefit)	2,570	1,323	(3,651)	(678)	2,942
Depreciation and amortization	8,808	9,853	10,723	8,275	7,095
Interest expense	3,720	3,069	2,680	2,366	454
Write-off of deferred loan costs on early extinguishment of debt	—	2,313	1,288	1,288	—
EBITDA	$17,902	$15,929	$17,502	$10,069	$17,041

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our common stock. If any of the circumstances or events in the following risks occur, our business, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information included and incorporated by reference in this prospectus, including our consolidated financial statements and the related notes.

Restaurant companies have been the target of class-actions and other lawsuits alleging, among other things, violation of federal and state law.

We are subject to a variety of claims arising in the ordinary course of our business brought by or on behalf of our customers or employees, including personal injury claims, contract claims, and employment-related claims. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time. Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations, and adverse publicity resulting from these allegations may materially adversely affect our business. We may incur substantial damages and expenses resulting from lawsuits, which could have a material adverse effect on our business.

Our ability to expand our restaurant base is influenced by factors beyond our control and therefore we may not be able to achieve our planned growth.

Our growth strategy depends in large part on our ability to open new restaurants and to operate these restaurants profitably. Delays or failures in opening new restaurants could impair our ability to meet our growth objectives. We have in the past experienced delays in restaurant openings and may experience similar delays in the future. Our ability to expand our business successfully will depend upon numerous factors, including:

•        hiring, training and retaining skilled management, chefs and other qualified personnel to open, manage and operate new restaurants;

•        locating and securing a sufficient number of suitable new restaurant sites in new and existing markets on acceptable lease terms;

•        managing the amount of time and construction and development costs associated with the opening of new restaurants;

•        obtaining adequate financing for the construction of new restaurants;

•        securing governmental approvals and permits required to open new restaurants in a timely manner, if at all;

•        successfully promoting our new restaurants and competing in the markets in which our new restaurants are located; and

•        general economic conditions.

Some of these factors are beyond our control. We may not be able to achieve our expansion goals and our new restaurants may not be able to achieve operating results similar to those of our existing restaurants.

Unexpected expenses and low market acceptance could adversely affect the profitability of restaurants that we open in new markets.

Our growth strategy includes opening restaurants in markets where we have little or no operating experience and in which potential customers may not be familiar with our restaurants. The success of these new restaurants may be affected by different competitive conditions, consumer tastes and discretionary spending patterns, and our ability to generate market awareness and acceptance of the McCormick & Schmick’s brand. As a result, we may incur costs related to the opening, operation and promotion of these new restaurants that are greater than those incurred in other areas. Even though we may incur substantial additional costs with these new restaurants, they may attract fewer customers than our more established restaurants in existing markets. Sales at restaurants we open in new markets may take longer to reach our average annual sales, if at all. As a result, the results of operations at our new restaurants may be inferior to those of our existing restaurants. We may not be able to profitably open restaurants in new markets.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We opened nine company-owned restaurants and began operating an additional restaurant under a management contract in 2004. We have opened seven company-owned restaurants in 2005 and we plan to open eight restaurants in 2006. Our expansion and our future growth may strain our restaurant management systems and resources, financial controls and information systems. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be materially and adversely affected.

Our ability to raise capital in the future may be limited, which could adversely impact our growth.

Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events described in this section may require us to seek additional debt or equity financing. Financing may not be available on acceptable terms and our failure to raise capital when needed could negatively impact our growth and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Our operations are susceptible to changes in food availability and costs, which could adversely affect our operating results.

Our profitability depends significantly on our ability to anticipate and react to changes in seafood costs. We rely on local, regional and national suppliers to provide our seafood. Increases in distribution costs or sale prices or failure to perform by these suppliers could cause our food costs to increase. We could also experience significant short-term disruptions in our supply if a significant supplier failed to meet its obligations. The supply of seafood is more volatile than other types of food. The type, variety, quality and price of seafood is subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. Changes in the price or availability of certain types of seafood could affect our ability to offer a broad menu and price offering to customers and could materially adversely affect our profitability.

Our operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

Our operating results may fluctuate significantly because of several factors, including:

•        our ability to achieve and manage our planned expansion;

•        our ability to achieve market acceptance, particularly in new markets;

•        our ability to raise capital in the future;

•        changes in the availability and costs of food;

•        the loss of key management personnel;

•        the concentration of our restaurants in specific geographic areas;

•        our ability to protect our name and logo and other proprietary information;

•        changes in consumer preferences or discretionary spending;

•        fluctuations in the number of visitors or business travelers to downtown locations;

•        health concerns about seafood or other foods;

•        our ability to attract, motivate and retain qualified employees;

•        increases in labor costs;

•        the impact of federal, state or local government regulations relating to our employees or the sale or preparation of food and the sale of alcoholic beverages;

•        the impact of litigation;

•        the effect of competition in the restaurant industry; and

•        economic trends generally.

Our business also is subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the second and fourth quarter of each year. As a result, our quarterly and annual operating results and restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. Our operating results may also fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

A decline in visitors or business travelers to downtown areas where our restaurants are located could negatively affect our restaurant sales.

Many of our restaurants are located in downtown areas. We depend on both local residents and business travelers to frequent these locations. We experienced a decline in revenues in our downtown locations in 2001 and 2002, caused in part by decreases in business travel and the general decline in economic conditions. We may experience a similar decline in our revenues in the future. If the number of visitors to downtown areas declines due to economic or other conditions, changes in consumer preferences, changes in discretionary consumer spending or for other reasons, our revenues could decline significantly and our results of operations could be adversely affected.

If we lose the services of any of our key management personnel our business could suffer.

We depend on the services of our key management personnel, including Saed Mohseni, our chief executive officer, and Douglas L. Schmick, our president. If we lose the services of any members of our senior management or key personnel for any reason, we may be unable to replace them with qualified personnel, which could have a material adverse effect on our business and growth. We do not carry key person life insurance on any of our executive officers.

Many of our restaurants are concentrated in local or regional areas and, as a result, we are sensitive to economic and other trends and developments in these areas.

We operate five restaurants in the Seattle, Washington area, seven in the Portland, Oregon area and 10 in California; our East Coast restaurants are concentrated in and around Washington, D.C. As a result, adverse economic conditions, weather and labor markets in any of these areas could have a material adverse effect on our overall results of operations. For example, ice storms in northwestern Oregon in January 2004 affected sales at six, or 13%, of our then existing restaurants.

In addition, given our geographic concentrations, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, oil spills, terrorist attacks, energy shortages or increases in energy prices, droughts or earthquakes or other natural disasters.

Our success depends on our ability to protect our proprietary information. Failure to protect our trademarks, service marks or trade secrets could adversely affect our business.

Our business prospects depend in part on our ability to develop favorable consumer recognition of the McCormick & Schmick’s name. Although McCormick & Schmick’s, M&S Grill and other of our service marks are federally registered trademarks with the United States Patent and Trademark Office, our trademarks could be imitated in ways that we cannot prevent. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate, however, and others could independently develop similar know-how or obtain access to our trade secrets, know-how, concepts and recipes. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of our proprietary know-how, concepts, recipes or trade secrets. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages.

We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel or suppliers. If competitors independently develop or otherwise obtain access to our know-how, concepts, recipes or trade secrets, the appeal of our restaurants could be reduced and our business could be harmed.

Our current insurance policies may not provide adequate levels of coverage against all claims.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations.

Expanding our restaurant base by opening new restaurants in existing markets could reduce the business of our existing restaurants.

Our growth strategy includes opening restaurants in markets in which we already have existing restaurants. We may be unable to attract enough customers to the new restaurants for them to operate at a profit. Even if we are able to attract enough customers to the new restaurants to operate them at a profit, those customers may be former customers of one of our existing restaurants in that market and the opening of new restaurants in the existing market could reduce the revenue of our existing restaurants in that market.

We may not be able to successfully integrate into our business the operations of restaurants that we acquire, which may adversely affect our business, financial condition and results of operations.

We may seek to selectively acquire existing restaurants and integrate them into our business operations. Achieving the expected benefits of any restaurants that we acquire will depend in large part on our ability to successfully integrate the operations of the acquired restaurants and personnel in a timely and efficient manner. The risks involved in such restaurant acquisitions and integration include:

•        challenges and costs associated with the acquisition and integration of restaurant operations located in markets where we have limited or no experience;

•        possible disruption to our business as a result of the diversion of management’s attention from its normal operational responsibilities and duties; and

•        consolidation of the corporate, information technology, accounting and administrative infrastructure and resources of the acquired restaurants into our business.

Future acquisitions of existing restaurants, which may be accomplished through a cash purchase transaction or the issuance of our equity securities, or a combination of both, could result in dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

We may be unable to successfully integrate the operations, or realize the anticipated benefits, of any restaurant that we acquire. If we cannot overcome the challenges and risks that we face in integrating the operations of newly acquired restaurants, our business, financial condition and results of operations could be adversely affected.

Negative publicity concerning food quality, health and other issues and costs or liabilities resulting from litigation may have a material adverse effect on our results of operations.

We are sometimes the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Litigation or adverse publicity resulting from these allegations may materially and adversely affect us or our restaurants, regardless of whether the allegations are valid or whether we are liable. Further, these claims may divert our financial and management resources from revenue-generating activities and business operations.

Health concerns relating to the consumption of seafood or other foods could affect consumer preferences and could negatively impact our results of operations.

We may lose customers based on health concerns about the consumption of seafood or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning the accumulation of mercury or other carcinogens in seafood, e-coli, “mad cow” or “foot-and-mouth” disease, publication of government or industry findings about food products served by us or other health concerns or operating issues stemming from one of our restaurants. In addition, our operational controls and training may not be fully effective in preventing all food-borne illnesses. Some food-borne illness incidents could be caused by food suppliers and transporters and would be outside of our control. Any negative publicity, health concerns or specific outbreaks of food-borne illnesses attributed to one or more of our restaurants, or the perception of an outbreak, could result in a decrease in guest traffic to our restaurants and could have a material adverse effect on our business.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results of operations.

The restaurant industry is characterized by the introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and purchasing habits. Our continued success depends in part upon the popularity of seafood and the style of dining we offer. Shifts in consumer preferences away from this cuisine or dining style could materially and adversely affect our operating results. Our success will depend in part on our ability to anticipate and respond to changing consumer preferences, tastes and purchasing habits, and to other factors affecting the restaurant industry, including new market entrants and demographic changes. If we change our concept and menu to respond to changes in consumer tastes or dining patterns, we may lose customers who do not like the new concept or menu, and may not be able to attract a sufficient new customer base to produce the revenue needed to make the restaurant profitable. Our success also depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could harm our results of operations.

Labor shortages or increases in labor costs could slow our growth or harm our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional operational managers and regional chefs, restaurant general managers and executive chefs, necessary to continue our operations and keep pace with our growth. Qualified individuals are in short supply and competition for these employees is intense. If we are unable to recruit and retain sufficient qualified individuals, our business and our growth could be adversely affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs. If our labor costs increase, our results of operations will be negatively affected.

We may incur costs or liabilities and lose revenue, and our growth strategy may be adversely impacted, as a result of government regulation.

Our restaurants are subject to various federal, state and local government regulations, including those relating to employees, the preparation and sale of food and the sale of alcoholic beverages. These regulations affect our restaurant operations and our ability to open new restaurants.

Each of our restaurants must obtain licenses from regulatory authorities to sell liquor, beer and wine, and each restaurant must obtain a food service license from local health authorities. Each liquor license must be renewed annually and may be revoked at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, advertising, wholesale purchasing and inventory control. In California, where we operate 10 restaurants, the number of alcoholic beverage licenses available is limited and licenses are traded at market prices.

The failure to maintain our food and liquor licenses and other required licenses, permits and approvals could adversely affect our operating results. Difficulties or failure in obtaining the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants.

We are subject to “dram shop” statutes in some states. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. A judgment substantially in excess of our insurance coverage could harm our operating results and financial condition.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, and citizenship requirements. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could harm our operating results and financial condition.

The Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

Our operations and profitability are susceptible to the effects of violence, war and economic trends.

Terrorist attacks and other acts of violence or war and U.S. military reactions to such attacks may negatively affect our operations and an investment in our shares of common stock. The terrorist attacks in New York and Washington, D.C. on September 11, 2001 led to a temporary interruption in deliveries from some of our suppliers and, we believe, contributed to the decline in average annual comparable restaurant sales in 2001 and 2002.

Future acts of violence or war could cause a decrease in travel and in consumer confidence, decrease consumer spending, result in increased volatility in the United States and worldwide financial markets and economy, or result in an economic recession in the United States or abroad. They could also impact consumer leisure habits, for example, by increasing time spent watching television news programs at home, and may reduce the number of times consumers dine out, which could adversely impact our revenue. Any of these occurrences could harm our business, financial condition or results of operations, and may result in the volatility of the market price for our securities and on the future price of our securities.

Terrorist attacks could also directly impact our physical facilities or those of our suppliers, and attacks or armed conflicts may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our revenues.

We may not be able to compete successfully with other restaurants, which could adversely affect our results of operations.

The restaurant industry is intensely competitive with respect to price, service, location, food quality, ambiance and the overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators to well capitalized national restaurant companies. Some of our competitors have been in existence for a substantially longer period than we have and may be better established in the markets where our restaurants are or may be located. Some of our competitors may have substantially greater financial, marketing and other resources than we do. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be adversely affected. We also compete with other restaurants for experienced management personnel and hourly employees, and with other restaurants and retail establishments for quality restaurant sites.

Our stock price may be volatile, and you may not be able to resell your shares at or above the price you pay for them.

The stock market has experienced significant price and volume fluctuations. Our common stock has traded at a price lower than $12.00, the price at which our shares of common stock were sold in our initial public offering. The market price for our shares may continue to fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•        quarterly variations in our operating results;

•        changes in financial estimates by securities analysts;

•        additions or departures of our key personnel; and

•        sales of shares of our common stock in the public markets.

Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to sell your shares. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management’s attention and resources that would otherwise be used to benefit the future performance of our operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 (the “Securites Act’’) and Section 21E of the Securities Exchange Act of 1934, that are subject to substantial risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. The expectations reflected in these forward-looking statements may prove to be incorrect.

Important factors that could cause actual results to differ materially from our expectations include those discussed under “Risk Factors.”

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders. We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of $8.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to repay indebtedness under our revolving credit facility and for general corporate purposes. We intend to invest any unused net proceeds in short-term, investment-grade, interest-bearing securities. As of September 24, 2005, the outstanding balance on our revolving credit facility was $8.0 million. The interest rate on the credit facility is based on the financial institution’s prime rate plus a margin of 0.25% to 0.75% or the Eurodollar rate plus a margin of 1.75% to 2.25%, with margins determined by certain financial ratios. All outstanding revolving loans under our credit facility are due and payable on July 23, 2009.

CAPITALIZATION

The table below sets forth our consolidated capitalization as of September 24, 2005:

•        on an actual basis;

•        on an adjusted basis to reflect the sale of 380,000 shares of common stock by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds received by us from this offering to pay down indebtedness outstanding under our revolving credit facility.

You should read the following table in conjunction with our consolidated financial statements and the related notes included or incorporated by reference in this prospectus.

	As of September 24, 2005
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents	$444	$444
Revolving credit facility and capital lease obligations, including current portion	$8,812	$696
Stockholders’ equity:
Preferred stock, $0.001 par value: 15,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value: 120,000,000 shares authorized, 13,783,502 shares issued and outstanding; 14,163,502 shares issued and outstanding, as adjusted	14	14
Additional paid-in capital	127,931	136,047
Retained earnings	2,688	2,688
Total stockholders’ equity	130,633	138,749
Total capitalization	$139,445	$139,445

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our Company was founded in 1972 with William P. McCormick’s acquisition of Jake’s Famous Crawfish in Portland, Oregon. We grew our family of restaurants slowly through the next two decades and in 1994, when we owned 14 restaurants, a majority interest in our Company was purchased by Castle Harlan Partners II, L.P., a private investment firm. Avado Brands purchased us in 1997. We operated as a division of Avado Brands and added 18 new restaurants in just under four and a half years. In August 2001, Avado Brands sold our Company to Castle Harlan Partners III, L.P. (“CHP”) and Bruckmann, Rosser, Sherrill & Co. II, L.P. (“BRS”), private equity investment firms that actively invest in restaurant companies. As of September 24, 2005 we owned and operated 55 restaurants in 24 states throughout the United States of America and provided management services to two additional restaurants.

We have grown our business by offering our customers a daily-printed menu with a broad selection of affordable, quality fresh seafood in an upscale environment, serviced by knowledgeable and professional management and staff. Our revenues are generated by sales at our restaurants, including banquets.

We measure performance using key operating indicators such as comparable restaurant sales, food and beverage costs, labor costs, restaurant operating expenses, and total occupancy costs, with a focus on those costs and expenses as a percentage of revenues. We also track trends in average weekly revenues at both the restaurant level and on a consolidated basis as an indicator of our performance. The key operating measure used by management in evaluating our operating results is operating income. Operating income is calculated by deducting restaurant operating costs, general and administrative expenses, restaurant pre-opening costs, depreciation and amortization and other corporate costs from revenues. Restaurant pre-opening costs are analyzed based on the number and timing of restaurant openings and by comparison to budgeted amounts, with an overall target of approximately $0.3 to $0.4 million per restaurant opening, which may include up to $0.1 million in non-cash rent expense during the construction period.

The most significant restaurant operating costs are food and beverage costs and labor and related employee benefits. We believe our national and regional presence allows us to achieve better quality and pricing on key products than most of our competitors. We closely monitor food and beverage costs and regularly review our selection of preferred vendors on the basis of several key metrics, including pricing. In addition, because we print our menu daily at the majority of our restaurants, we are able to adapt the seafood items we offer to changes in vendor pricing to optimize our revenue mix and mitigate the impact of cost increases in any particular seafood item by substituting a lower-cost alternative on our menu or by adjusting the price. With respect to labor costs, we believe the combination of future growth in revenues and the resulting greater leverage of our vice presidents of operations and regional managers will allow us to better leverage payroll expenses over time. Our employee benefits include health insurance, the cost of which continues to increase faster than the general rate of inflation. We continually monitor this cost and review strategies to effectively control increases.

General and administrative expenses are controlled in absolute amounts and monitored as a percentage of revenues. As we have continued our growth, we have incurred substantial training costs and made significant investments in infrastructure, including our information systems. As we continue to grow and are able to leverage investments made in our people and systems, we expect these expenses to decrease as a percentage of revenues over time.

Identification of appropriate new restaurant sites is essential to our growth strategy. We evaluate and invest in new restaurants based on site-specific projected returns on investment. We believe our store model and flexible real estate strategy provide us with continued opportunities to find attractive real estate locations on favorable terms.

Our fiscal years comprise a 52 or 53 week accounting period that ends on the closest Saturday on or before December 31. Each of 2002, 2003 and 2004 were 52 weeks. Approximately every six years a 53-week fiscal year occurs. Our fiscal year ending December 31, 2005 will be 53 weeks (14 weeks in the fourth quarter). In addition to the extra week, our results in 2005 will include revenues for New Year’s Eve Day, December 31, in each of 2004 and 2005. Our restaurants typically have large sales volumes on December 31.

Strategic Focus and Operating Outlook

Our primary business focus for over 33 years has been to consistently offer a broad selection of high quality, fresh seafood, which we believe commands strong loyalty from our customers. We have successfully expanded our McCormick & Schmick’s seafood restaurant concept throughout the United States and have competed effectively with national and regional restaurant chains and with local operators.

Our objective is to continue to prudently grow McCormick & Schmick’s seafood restaurants in existing and new markets. In accordance with our plan, we have opened seven restaurants in 2005, five of which were opened as of September 24, 2005. In addition to new unit growth, we are committed to improving comparable restaurant sales and operating margins over the levels achieved in 2004.

Financial Performance Overview

2005 Nine Months Highlights

The following are highlights of our financial performance for the 2005 Nine Months:

•        Comparable restaurant sales increased 2.7% compared to an increase of 3.6% over the comparable restaurant sales in the 2004 Nine Months.

•        Revenues increased 13.2% compared to the 2004 Nine Months to $196.8 million. The increase was primarily due to revenues generated by the six company-owned restaurants opened in 2004 and 2005 and increased comparable restaurant sales of $4.0 million.

•        Net income was $6.6 million compared to net loss of $6.9 million in the 2004 Nine Months, an increase of $13.5 million, due primarily to the following:

•         Operating income increased $8.2 million, primarily due to an increase in revenues of $23.0 million, partially offset by $1.9 million in increased general and administrative expenses primarily due to additional expenses related to being a public company;

•         Depreciation and amortization decreased by $1.2 million primarily due to three-year lived assets acquired in August of 2001 which became fully depreciated in 2004; and

•         Redemption of our preferred stock and repayment of the outstanding balance on our prior revolving credit facility with the proceeds from our initial public offering, and the substantial decrease in our average outstanding debt balance, eliminated accrued dividends and accretion on our mandatorily redeemable preferred stock, reduced interest expense and required a write-off of unamortized deferred loan costs. The aggregate of these items decreased from $9.4 million for the 2004 Nine Months to $0.5 million for the 2005 Nine Months.

2004 Highlights

The following are highlights of our financial performance for 2004:

•        Comparable restaurant sales increased 3.8%, a significant improvement over the 1.1% increase in 2003.

•        Revenues increased 21.4% compared to 2003 to a record high of $238.8 million. The increase was primarily due to revenues generated by the nine company-owned restaurants opened in 2004 coupled with a 3.8% positive comparable restaurant sales.

•        We reported net income of $0.7 million in 2004 primarily due to the following:

•         Operating income was $6.8 million, an increase of $0.7 million compared to 2003 primarily due to the higher revenues, partially offset by a decrease in the operating margin as a percentage of revenues;

•         Redemption costs for the 13% senior exchangeable preferred stock of our wholly owned subsidiary, including $5.8 million in accretion and dividends, all of which was redeemed in 2004 in connection with our initial public offering;

•         $4.2 million related to management fees and non-compete payments, which were terminated in 2004 in connection with our initial public offering;

•         $1.3 million related to the write-off of deferred loan costs of previously capitalized costs from our terminated credit facility in 2004;

•         General and administrative expenses as a percentage of revenues were 5.1% in 2004 and 5.0% in 2003, an increase from 4.2% in 2002. Although general and administrative expenses as a percentage of revenues remained relatively flat in 2004 compared to 2003, the 2004 expenses reflect increases in salary and related expenses associated with the oversight and administrative support of additional restaurants coupled with costs of being a publicly traded company, partially offset by a $1.2 million expense in 2003 to settle a California labor dispute; and

•         A tax benefit of $3.7 million primarily related to the recognition of certain deferred tax assets.

Results of Operations

We previously restated our financial statements for the first three quarters of fiscal 2004 (unaudited) and for 2002 and 2003 to correct our accounting for leases, leasehold improvements, rent commencement, deferred rent and other related items. The restatement adjustments were non-cash and had no impact on revenues or cash and cash equivalents. Additional details regarding the restatement are included in Note 3 to the Consolidated Financial Statements included in this prospectus.

In connection with our initial public offering in July 2004, we converted McCormick & Schmick Holdings LLC, a Delaware limited liability company, into McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation. Because our operations are conducted by wholly owned subsidiaries that are taxable corporations, the conversion did not affect our financial statements, except with respect to information regarding the membership units in McCormick & Schmick Holdings LLC. Except where specifically noted, references in this Prospectus to “we” or to “the Company” means McCormick & Schmick Holdings LLC for periods before July 20, 2004 and McCormick & Schmick’s Seafood Restaurants, Inc. for periods on and after July 20, 2004.

Our operating results for 2002, 2003 and 2004, and for the 2004 Nine Months and the 2005 Nine Months, are expressed as a percentage of revenues below:

	Fiscal Year			Nine Months
	2002	2003	2004	2004	2005
	(Restated)	(Restated)		(Restated)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Restaurant operating costs
Food and beverage	29.5%	29.5%	29.7%	29.9%	29.3%
Labor	31.2%	31.3%	31.4%	32.0%	31.6%
Operating	14.7%	14.9%	14.7%	14.7%	15.0%
Occupancy	8.5%	8.6%	9.0%	9.0%	9.1%
Total restaurant operating costs	83.9%	84.3%	84.8%	85.6%	85.0%
General and administrative expenses	4.2%	5.0%	5.1%	4.9%	5.3%
Restaurant pre-opening costs	0.6%	0.6%	1.0%	1.3%	1.0%
Depreciation and amortization	4.8%	4.9%	4.5%	4.8%	3.6%
Management fees and covenants not to compete	1.4%	1.3%	1.8%	2.4%	—
Impairment of assets	—	0.8%	—	—	—
Total costs and expenses	94.9%	96.9%	97.2%	99.0%	94.9%
Operating income	5.1%	3.1%	2.8%	1.0%	5.1%
Interest expense	2.1%	1.6%	1.1%	1.4%	0.2%
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1.0%	2.4%	3.3%	—
Write off of deferred loan costs on early extinguishment of debt	—	1.2%	0.5%	0.7%	—
Income (loss) before income taxes and accrued dividends and accretion on mandatorily redeemable preferred stock	3.0%	(0.7)%	(1.2)%	(4.4)%	4.8%
Income tax expense (benefit)	1.4%	0.6%	(1.5)%	(0.4)%	1.5%
Accrued dividends and accretion on mandatorily redeemable preferred stock	1.9%	0.9%	—	—	—
Net income (loss)	(0.3)%	(2.2)%	0.3%	(4.0)%	3.3%

Description of Terms

Revenues consist of revenues from comparable restaurants, new restaurants and management agreements. For purposes of comparable restaurant sales, a restaurant is included in the comparable restaurant base in the first full quarter following the eighteenth month of operations. New restaurant revenues include revenues from restaurants we opened during the period under discussion.

Restaurant operating costs consist of:

•        food and beverage costs;

•        labor costs, consisting of restaurant management salaries, hourly staff payroll and other payroll-related items including taxes and fringe benefits;

•        operating costs, consisting of advertising, maintenance, utilities, insurance, bank and credit card charges, and any other restaurant level expenses; and

•        occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, property insurance premiums, and real property taxes.

General and administrative expenses consist of expenses associated with corporate administrative functions that support development and restaurant operations and provide an infrastructure to support future growth, including management and staff salaries, employee benefits, travel, legal and professional fees, technology and market research.

Restaurant pre-opening costs, which are expensed as incurred, consist of costs incurred prior to opening a new restaurant and are comprised principally of manager salaries and relocation, employee payroll and related training costs for new employees, including practice and rehearsal of service activities. Restaurant pre-opening costs also include non-cash rent expense during the construction period.

Depreciation and amortization consists of depreciation of equipment and amortization of leasehold improvements and capitalized loan costs.

2005 Nine Months (39 weeks) Compared to 2004 Nine Months (39 weeks)

The following table sets forth our operating results and our operating results expressed as a percentage of revenues for the 2004 Nine Months and the 2005 Nine Months.

	Nine Months
	2004		2005
	(Restated)
	(in thousands)
Revenues	$173,833	100.0%	$196,785	100.0%
Restaurant operating costs
Food and beverage	51,993	29.9%	57,700	29.3%
Labor	55,555	32.0%	62,157	31.6%
Operating	25,565	14.7%	29,462	15.0%
Occupancy	15,679	9.0%	17,933	9.1%
Total restaurant operating costs	$148,792	85.6%	$167,252	85.0%
General and administrative expenses	8,505	4.9%	10,444	5.3%
Restaurant pre-opening costs	2,226	1.3%	2,048	1.0%
Depreciation and amortization	8,275	4.8%	7,095	3.6%
Management fees and covenants not to compete	4,241	2.4%	—	—
Total costs and expenses	$172,039	99.0%	$186,839	94.9%
Operating income	1,794	1.0%	9,946	5.1%
Interest expense	2,366	1.4%	454	0.2%
Accrued dividends and accretion on mandatorily redeemable preferred stock	5,759	3.3%	—	—
Write-off of deferred loan costs on early extinguishment of debt	1,288	0.7%	—	—
Income (loss) before income taxes	$(7,619)	(4.4)%	$9,492	4.8%
Income tax expense (benefit)	(678)	(0.4)%	2,942	1.5%
Net income (loss)	$(6,941)	(4.0)%	$6,550	3.3%

Revenues and Restaurant Operating Costs

The following table sets forth revenues and restaurant operating costs, including food and beverage, labor, operating and occupancy costs from our unaudited consolidated statements of operations.

	Nine Months		Change
	2004	2005	$	%
	(Restated)
	(in thousands)
Revenues	$173,833	$196,785	$22,952	13.2%
Restaurant operating costs
Food and beverage	$51,993	$57,700	$5,707	11.0%
Labor	55,555	62,157	6,602	11.9%
Operating	25,565	29,462	3,897	15.2%
Occupancy	15,679	17,933	2,254	14.4%
Total restaurant operating costs	$148,792	$167,252	$18,460	12.4%

Revenues.   Revenues increased by $23.0 million, or 13.2%, to $196.8 million in the 2005 Nine Months from $173.8 million in the 2004 Nine Months. This increase was primarily attributable to the revenues generated by the company-owned restaurants opened in 2004 and 2005 and an increase in comparable restaurant sales of $4.0 million, or 2.7%. The comparable restaurant sales increase was primarily a result of higher menu pricing.

Food and Beverage Costs.   Food and beverage costs increased by $5.7 million, or 11.0%, to $57.7 million in the 2005 Nine Months from $52.0 million in the 2004 Nine Months. This increase was primarily attributable to the company-owned restaurants opened in 2004 and 2005. Food and beverage costs as a percentage of revenues decreased to 29.3% in the 2005 Nine Months compared to 29.9% in the 2004 Nine Months, primarily related to menu pricing increases and improved food and beverage costs at the restaurants opened in 2004.

Labor Costs.   Labor costs increased by $6.6 million, or 11.9%, to $62.2 million in the 2005 Nine Months from $55.6 million in the 2004 Nine Months. This increase was primarily attributable to the company-owned restaurants opened in 2004 and 2005. Labor costs as a percentage of revenue decreased to 31.6% in the 2005 Nine Months compared to 32.0% in the 2004 Nine Months. The decrease in labor costs as a percentage of revenues was primarily due to the additional revenues and improved labor costs at the restaurants opened in 2004.

Operating Costs.   Operating costs increased by $3.9 million, or 15.2%, to $29.5 million in the 2005 Nine Months from $25.6 million in the 2004 Nine Months. This increase was primarily attributable to the company-owned restaurants opened in 2004 and 2005. Operating costs as a percentage of revenues increased to 15.0% in the 2005 Nine Months compared to 14.7% in the 2004 Nine Months, primarily due to higher marketing and utility costs.

Occupancy Costs.   Occupancy costs increased by $2.3 million, or 14.4%, to $17.9 million in the 2005 Nine Months from $15.7 million in the 2004 Nine Months, primarily due to the company-owned restaurants opened in 2004 and 2005. Occupancy costs as a percentage of revenues increased to 9.1% in the 2005 Nine Months compared to 9.0% in the 2004 Nine Months. Non-cash rents were $1.6 million in the 2005 Nine Months and $1.4 million in the 2004 Nine Months.

General and Administrative, Restaurant Pre-Opening, Depreciation and Amortization and Management Fees and Covenants Not to Compete

The following table sets forth general and administrative, restaurant pre-opening, depreciation and amortization and management fees and covenants not to compete costs from our unaudited consolidated statements of operations.

	Nine Months		Change
	2004	2005	$	%
	(Restated)
	(in thousands)
General and administrative expenses	$8,505	$10,444	$1,939	22.8%
Restaurant pre-opening costs	2,226	2,048	(178)	(8.0)%
Depreciation and amortization	8,275	7,095	(1,180)	(14.3)%
Management fees and covenants not to compete	4,241	—	(4,241)	(100.0)%

General and Administrative Expenses.   General and administrative expenses increased by $1.9 million, or 22.8%, to $10.4 million in the 2005 Nine Months from $8.5 million in the 2004 Nine Months. The increase in general and administrative expenses was primarily due to costs associated with being a public company. General and administrative expenses as a percentage of revenues were 5.3% in the 2005 Nine Months compared to 4.9% in the 2004 Nine Months.

Restaurant Pre-Opening Costs.   Restaurant pre-opening costs decreased by $0.2 million, or 8.0%, to $2.0 million in the 2005 Nine Months from $2.2 million in the 2004 Nine Months, primarily due to the decreased number of restaurant openings or restaurants under construction in the 2005 Nine Months compared to the 2004 Nine Months.

Depreciation and Amortization.   Depreciation and amortization decreased by $1.2 million, or 14.3%, to $7.1 million in the 2005 Nine Months from $8.3 million in the 2004 Nine Months. The decrease was primarily due to three-year lived assets acquired in August of 2001 which became fully depreciated in 2004.

Management Fees and Covenants Not to Compete.   In the 2004 Nine Months, we recognized as expense an aggregate of $3.3 million in management fees paid to BRS and Castle Harlan, Inc. and an aggregate of $0.9 million paid to William P. McCormick and Douglas L. Schmick pursuant to management and covenants not to compete agreements. These agreements were terminated effective June 25, 2004 in connection with our public offering for an aggregate payment of $2.8 million, which payment is included in management fees and covenants not to compete expense in the 2004 Nine Months.

Interest Expense, Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock, Write-off of Deferred Loan Costs on Early Extinguishment of Debt, Income Tax Expense (Benefit) and Net Income (Loss)

The following table sets forth interest expense, accrued dividends and accretion on mandatorily redeemable preferred stock, write-off of deferred loan costs on early extinguishment of debt, income tax expense (benefit), net income (loss) from our unaudited consolidated statements of operations.

	Nine Months		Change
	2004	2005	$	%
	(Restated)
	(in thousands)
Interest expense	$2,366	$454	$(1,912)	(80.8)%
Accrued dividends and accretion on mandatorily redeemable preferred stock	$5,759	$—	$(5,759)	(100.0)%
Write-off of deferred loan costs on early extinguishment of debt	1,288	—	(1,288)	(100.0)%
Income (loss) before income taxes	$(7,619)	$9,492	$17,111	*
Income tax expense (benefit)	(678)	2,942	3,620	*
Net income (loss)	$(6,941)	$6,550	$13,491	*

*                     Percentage change is not meaningful.

Interest Expense.   Interest expense decreased by $1.9 million, or 80.8%, to $0.5 million in the 2005 Nine Months, from $2.4 million in the 2004 Nine Months. This was primarily due to a decrease of approximately $30.5 million in the average outstanding debt balance of our credit facility.

Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock.   Dividends and accretive rights of a subsidiary’s redeemable preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable preferred stock in the consolidated financial statements. Proceeds from our initial public offering were used to redeem all of the preferred stock.

Income Tax (Benefit) Expense.   Income tax expense was $2.9 million in the 2005 Nine Months, which reflects an estimated effective annualized tax rate of approximately 31% including the benefit of FICA tip credits. In the 2004 Nine Months income tax benefit was $0.7 million.

Net Income (Loss).   Net income was $6.6 million in the 2005 Nine Months compared to net loss of $6.9 million in the 2004 Nine Months, an increase of $13.5 million due primarily to the following:

•        Operating income increased $8.2 million in the 2005 Nine Months compared to the 2004 Nine Months, primarily due to a decrease of $4.2 million in management fees and covenants not to compete expense and additional operating income due to an increase in revenues of $23.0 million, partially offset by an increase in general and administrative expenses of $1.9 million primarily due to additional expenses related to being a public company.

•         Restaurant pre-opening costs decreased $0.2 million due to the decreased number of restaurant openings or restaurants under construction in the 2005 Nine Months.

•         In connection with the initial public offering, we terminated certain management agreements and covenants not to compete agreements resulting in the elimination of management fees and covenants not to compete expense. The expense related to these items was $4.2 million for the 2004 Nine Months.

•         Redemption of our preferred stock and repayment of the outstanding balance on our prior revolving credit facility with the proceeds from our initial public offering, and the substantial decrease in our average outstanding debt balance, eliminated accrued dividends and accretion on our mandatorily redeemable preferred stock, reduced interest expense and required a write-off of unamortized deferred loan costs. The aggregate of these items decreased from $9.4 million for the 2004 Nine Months to $0.5 million for the 2005 Nine Months.

2004 (52 weeks) Compared to 2003 (52 weeks)

Revenues.   Revenues increased by $42.0 million, or 21.4%, to $238.8 million in 2004 from $196.7 million in 2003. This increase was attributable to revenues of $25.9 million generated by nine company-owned restaurants opened in 2004, a $9.7 million increase in revenues in 2004 from restaurants opened in 2003, and a $6.4 million increase from restaurants opened prior to 2003. Comparable restaurant sales were positive 3.8% in 2004, primarily as the result of higher menu pricing.

Food and Beverage Costs.   Food and beverage costs increased by $12.9 million, or 22.3%, to $70.9 million in 2004 from $58.0 million in 2003. This increase was primarily due to the nine company-owned restaurants opened in 2004. Food and beverage costs as a percentage of revenues increased to 29.7% in 2004 compared to 29.5% in 2003 primarily related to product handling inefficiency at the nine company-owned restaurants opened in 2004.

Labor Costs.   Labor costs increased by $13.4 million, or 21.8%, to $75.1 million in 2004 from $61.6 million in 2003. This increase was primarily due to the nine company-owned restaurants opened in 2004. Labor costs as a percentage of revenues increased to 31.4% in 2004 from 31.3% in 2003. Labor costs as a percentage of revenues decreased for the comparable restaurants primarily due to leverage resulting from the higher average volumes for 2004. This was offset by the impact of the new restaurants that typically experience lower productivity and higher training costs during the first and second year of operations as the new employees learn our operating model.

Operating Costs.   Operating costs increased by $6.0 million, or 20.4%, to $35.2 million in 2004 from $29.2 million in 2003. This increase was primarily due to the nine company owned restaurants opened in 2004. We also experienced higher utility costs in 2004. Operating costs as a percentage of revenues decreased to 14.7% in 2004 from 14.9% in 2003. Several of the operating costs included in this cost category are either fixed or semi-variable. As a result, operating costs as a percentage of revenues decreased due to the 3.8% comparable restaurant sales increase in 2004.

Occupancy Costs.   Occupancy costs increased by $4.5 million, or 26.7%, to $21.4 million in 2004 from $16.9 million in 2003 primarily due to the occupancy costs of the restaurants opened in 2004. Occupancy costs as a percentage of revenues increased to 9.0% in 2004 from 8.6% in 2003 primarily due to occupancy costs as a percentage of revenues for the restaurants opened in 2004 being higher than occupancy costs as a percentage of revenues for the comparable restaurants. Non-cash rents were $1.9 million, or 0.8% of revenues and $1.7 million, or 0.9% of revenues for 2004 and 2003, respectively.

General and Administrative Expenses.   General and administrative expenses increased by $2.3 million, or 23.5%, to $12.1 million in 2004 from $9.8 million in 2003. General and administrative expenses as a percentage of revenues were 5.1% in 2004 and 5.0% in 2003. Although general and administrative expenses as a percentage of revenues remained relatively flat in 2004 as compared to 2003, the 2004 expenses reflect increases in salary and related expenses associated with the oversight and administrative support of additional restaurants coupled with costs of being a publicly traded company, partially offset by a decrease due to a $1.2 million expense in 2003 to settle a California labor dispute.

Restaurant Pre-Opening Costs.   There were nine and three company-owned restaurants opened in 2004 and 2003, respectively. Restaurant pre-opening costs increased by $1.2 million, or 96.3%, to $2.4 million in 2004 from $1.2 million in 2003, primarily due to the increased number of restaurants opened in 2004 compared to 2003.

Depreciation and Amortization.   Depreciation and amortization increased by $0.9 million, or 8.8%, to $10.7 million in 2004 from $9.9 million in 2003. The increase was primarily due to the addition of nine company-owned restaurants in 2004.

Management Fees and Covenants Not to Compete.   Prior to our initial public offering, we paid annual management fees of $1.1 million to each of BRS and Castle Harlan, Inc. Management fees recognized as expenses totaled $3.3 million and $2.2 million for 2004 and 2003, respectively. The amount of $3.3 million paid for 2004 includes $1.1 million paid to each of BRS and Castle Harlan, Inc. for the termination of the management agreements as of June 25, 2004. Pursuant to covenants not to compete agreements with certain stockholders, we expensed $0.9 million and $0.35 million for 2004 and 2003, respectively. The management fee agreements and all but one of the covenants not to compete agreements were terminated in connection with our initial public offering.

Interest Expense.   Interest expense decreased by $0.4 million, or 12.7%, to $2.7 million in 2004, from $3.1 million in 2003 primarily due to a $12.1 million decrease in the average outstanding debt balance as a result of the payoff of our prior credit facility in connection with our initial public offering.

Accrued Dividends and Accretion on Mandatorily Redeemable Preferred Stock.   Dividends and accretive rights of a subsidiary’s redeemable preferred stock are reflected as accrued dividends and accretion on mandatorily redeemable preferred stock in the consolidated financial statements. Proceeds from our initial public offering were used to redeem all of the preferred stock. See “Liquidity and Capital Resources.”

Write Off of Deferred Loan Costs on Early Extinguishment of Debt.   In connection with a new revolving credit facility, in July 2004 we wrote off deferred loan costs relating to the prior credit facility in the amount of $1.3 million. In connection with a then new revolving credit facility, in October 2003 we wrote off deferred loan costs relating to the prior credit facility in the amount of $2.3 million.

Income Tax (Benefit) Expense.   In 2004, the Company recognized an income tax benefit of $3.7 million primarily related to a reduction in the deferred tax asset valuation allowance of $1.2 million and FICA Tip Credits of $3.7 million (net of reduction in net operating loss carry forward), partially offset by the income tax expense of $1.1 million on current earnings before the “accrued dividends and accretion on mandatorily redeemable preferred stock.” In 2003, our income tax expense was $1.3 million. Our effective tax rate in 2004 and 2003 was (123.8%) and 109.6%, respectively. The effective tax rate in 2004 and 2003 was significantly impacted by the change in the valuation allowance, the accrued dividends and accretion on mandatorily redeemable preferred stock which is not deductible for income tax purposes, and in 2004 by the FICA Tip Credits. We expect our effective income tax rate to be approximately 31% in 2005.

Net Income (Loss).   Net income was $0.7 million in 2004 compared to a net loss of ($4.4) million in 2003. The increase was primarily due to a $3.7 million tax benefit primarily from the recognition of deferred tax assets and a 21.4% increase in revenues primarily due from the opening of nine company-owned restaurants in 2004.

Liquidity and Capital Resources

Our primary cash needs have been for new restaurant construction, working capital and general corporate purposes, including payments under credit facilities. Our main sources of cash have been from the issuance of common stock, net cash provided by operating activities and borrowings under credit facilities.

On July 20, 2004, we completed our initial public offering. In connection with the initial public offering we raised approximately $65.0 million, borrowed $18.1 million under a new revolving credit facility, repaid $51.5 million of indebtedness, paid $28.9 million to redeem senior exchangeable preferred stock and paid $2.8 million in connection with the termination of management fee and covenants not to compete agreements.

The following table summarizes our sources and uses of cash and cash equivalents from our unaudited consolidated statements of cash flows:

	Nine Months
	2004	2005
	(Restated)
	(in thousands)
Net cash provided by operating activities	$11,790	$19,438
Net cash used in investing activities	(22,582)	(17,056)
Net cash provided by (used in) financing activities	10,912	(2,389)
Net increase (decrease) in cash and cash equivalents	$120	$(7)

Net cash provided by operating activities was $19.4 million in the 2005 Nine Months, compared to $11.8 million in the 2004 Nine Months. The increase in net cash provided by operating activities was primarily due to an increase in net income of $13.5 million.

Net cash used in investing activities was $17.1 million in the 2005 Nine Months, compared to $22.6 million in the 2004 Nine Months. We use cash for tenant improvements and equipment to open new restaurants, and to upgrade and add capacity to existing restaurants. Net cash used in investing activities varied in the periods presented based on the number of new restaurants opened and the expansion of existing restaurant capacity during the period. Purchases of property and equipment also include purchases of information technology systems and expenditures relating to our corporate headquarters.

Net cash used by financing activities was $2.4 million in the 2005 Nine Months. The net cash used by financing activities was primarily a result of payments made on our revolving credit facility of $11.0 million, partially offset by borrowings made on our revolving credit facility of $7.0 million, and a decrease in book overdraft of $1.9 million. Net cash provided by financing activities was $10.9 million in the 2004 Nine Months. The net cash provided by financing activities was primarily due to proceeds from the issuance of common stock of $64.9 million and borrowings made on our revolving credit facility of $62.5 million, partially offset by payment made for redemption of senior preferred stock of $28.9 million and payments made on our revolving credit facility of $84.0 million.

As of September 24, 2005, the outstanding balance on our revolving credit facility was $8.0 million. The interest rate on the credit facility is based on the financial institution’s prime rate plus a margin of 0.25% to 0.75% or the Eurodollar rate plus a margin of 1.75% to 2.25%, with margins determined by certain financial ratios. Under our revolving credit facility, we are subject to certain financial and non-financial covenants, including an adjusted leverage ratio, a consolidated cash flow ratio and growth capital expenditures limitation. We were in compliance with these covenants as of September 24, 2005.

We believe the net cash provided by operating activities and funds available from our revolving credit facility will be sufficient to satisfy our working capital and capital expenditure requirements, including restaurant construction, pre-opening costs and potential initial operating losses related to new restaurant openings for at least the next 12 months.

Critical Accounting Policies and Estimates

Our significant accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies and estimates used in the preparation of our consolidated financial statements are the following:

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment consists primarily of restaurant equipment, furniture, fixtures and smallwares. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term as defined in Statement of Financial Accounting Standards No. 13 (“SFAS 13”), “Accounting for Leases”, as amended, or the estimated useful life of the asset. As discussed in SFAS 13, the lease term includes any period covered by a renewal option where the renewal is reasonably assured because failure to renew the lease would impose an economic penalty to the lessee. Repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Estimated useful lives are generally as follows: equipment—5 to 10 years; furniture and fixtures—5 to 10 years; and leasehold improvements—7 to 30 years. Judgments and estimates made by us related to the expected useful lives of these assets are affected by factors such as changes in economic conditions and changes in operating performance. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-Lived Assets

We review property and equipment (which includes leasehold improvements) for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flow and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. The analysis is performed at the restaurant level for indicators of permanent impairment. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset-carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. In our most recent impairment evaluation for long-lived assets, no additional impairment charge would have resulted even if there were a permanent 5% reduction in revenues in our restaurants.

Goodwill and Other Indefinite Lived Assets

Goodwill and other indefinite lived assets resulted from our acquisition in 2001 by CHP and BRS. Goodwill and other intangible assets with indefinite lives are not subject to amortization. However, such assets must be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and at least annually. We completed our most recent impairment test on balances as of December 25, 2004, and determined that there were no impairment losses related to goodwill and other indefinite lived assets. In assessing the recoverability of goodwill and other indefinite lived assets, market values and projections regarding estimated future cash flows and other factors are used to determine the fair value of the respective assets. The estimated future cash flows were projected using significant assumptions, including future revenues and expenses. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets. In our most recent impairment evaluation for goodwill and other indefinite lived assets, no impairment charge would have resulted even if a permanent 5% reduction in revenues were to occur.

Insurance Liability

We maintain various insurance policies for workers’ compensation, employee health, general liability, and property damage. Pursuant to those policies, we are responsible for losses up to certain limits and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on management’s estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from our estimates, our financial results could be impacted.

Income Taxes

We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109 (“SFAS 109”), “Accounting for Income Taxes.” SFAS 109 establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We recognize deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. If the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a net deferred tax asset, an evaluation is made of the probability of being able to realize the future benefits indicated by the asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The realization of a net deferred tax asset will generally depend on whether we will have sufficient taxable income of an appropriate character within the carry- forward period permitted by the tax law. Without sufficient taxable income to offset the deductible amounts and carry-forwards, the related tax benefits will expire unused. We have evaluated both positive and negative evidence in determining whether it is more likely than not that all or some portion of the deferred tax asset will not be realized. Measurement of deferred items is based on enacted tax laws. No deferred tax asset valuation allowance has been recorded as of September 24, 2005.

Operating Leases

Rent expense for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on the straight-line basis over the lease term as defined in SFAS 13. The lease term commences on the date which is normally when the property is ready for normal tenant improvements (build-out period), when no rent payments are typically due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent liability and is included in the consolidated balance sheets.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock before and after the completion of this offering for:

•        each person who beneficially owns more than 5% of our common stock;

•        each of our directors;

•        each of our named executive officers;

•        all directors and executive officers as a group; and

•        each selling stockholder.

Unless otherwise indicated by footnote, the address for each person or entity named below is c/o McCormick & Schmick’s Seafood Restaurants, Inc., 720 SW Washington Street, Suite 550, Portland, Oregon 97205.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC’’) and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering(1)		Number of Shares Being	Shares Beneficially Owned After the Offering(1)
Name	Number	Percent	Offered(2)	Number	Percent(3)
Bruckmann, Rosser, Sherrill & Co. II, L.P.(4)	3,176,249	23.0%	2,000,000	1,176,249	8.3%
Castle Harlan Partners III, L.P.(5)	3,033,151	22.0%	1,910,501	1,122,650	7.9%
Bell Atlantic Master Trust(6)	602,992	4.4%	602,992	—	—
Castle Harlan Affiliates III, L.P.	50,693	*	31,931	18,762	*
Castle Harlan Offshore Partners III, L.P.	49,725	*	31,320	18,405	*
Branford Castle Holdings, Inc.	20,083	*	12,649	7,434	*
Frogmore Forum Family Fund LLC	11,545	*	7,272	4,273	*
Leonard M. Harlan	10,043	*	6,327	3,716	*
Raymond E. Bean, Jr.	46,041	*	38,605	7,436	*
William P. McCormick	106,505	*	—	106,505	*
Douglas L. Schmick	90,879	*	—	90,879	*
Saed Mohseni	115,060	*	—	115,060	*
Emanuel N. Hilario	16,667	*	—	16,667	*
Jerry R. Kelso	48,126	*	34,500	13,626	*
Jeffrey H. Skeele	35,256	*	15,000	20,256	*
David E. Jenkins	26,403	*	16,403	10,000	*
Michael B. Liedberg	10,000	*	—	10,000	*
Lee M. Cohn(7)	—	—	—	—	—
Elliott H. Jurgensen, Jr.	—	—	—	—	—
J. Rice Edmonds(8)	—	—	—	—	—
David B. Pittaway(9)	5,973	*	—	5,973	*
Harold O. Rosser(10)	—	—	—	—	—
Fortunato N. Valenti(11)	178	*	—	178	*
Justin B. Wender(12)	—	—	—	—	—
Directors and Executive Officers as a group (15 persons)	455,047	3.3%	65,903	389,144	2.7%

*                     Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)          If a stockholder holds options or other securities that are exercisable for our common stock within 60 days of the date of this prospectus, we treat the shares of common stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate the stockholder’s percentage ownership of our common stock. We do not, however, consider those shares to be outstanding when we calculate the percentage ownership of any other stockholder.

(2)          If the underwriters exercise their option to purchase additional shares in full, an aggregate of 646,575 additional shares would be sold by BRS and by CHP and its affiliates.

(3)          The 380,000 shares sold by us in the primary offering is included in calculating the percentage ownership after the offering. If the underwriters exercise their option to purchase additional shares, up to an additional 116,550 shares may be sold by us.

(4)          The address for BRS is 126 East 56th Street, New York, New York 10022. We previously paid BRS an annual fee of $1.1 million under a management agreement dated as of August 22, 2001. We terminated this agreement in July 2004 in connection with our initial public offering. Two of our directors, Messrs. Edmonds and Rosser, are affiliates of BRS.

(5)          Not included in the number of shares owned by CHP are shares owned by its affiliates, Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund LLC and Branford Castle Holdings, Inc., all of which may be deemed to be beneficially owned by CHP. CHP disclaims beneficial ownership of shares owned by these parties, who are listed in the selling stockholder table separately. If these shares were shown as beneficially owned by CHP, its aggregate share ownership would be 3,165,197, or 23.0%, before the offering and 1,171,524, or 8.3%, after the offering. The address for all of these stockholders is 150 East 58th Street, New York, New York 10155. We previously paid Castle Harlan, Inc., an affiliate of CHP, an annual fee of $1.1 million under a management agreement dated as of August 22, 2001. We terminated this agreement in July 2004 in connection with our initial public offering. Two of our directors, Messrs. Pittaway and Wender, are affiliates of CHP.

(6)          The address of The Bell Atlantic Master Trust is c/o Mellon Bank, N.A., One Mellon Center, Room 1315, Pittsburgh, Pennsylvania 15258.

(7)          Mr. Cohn’s address is 5744 West Canyon Drive, Phoenix, Arizona 85016.

(8)          Mr. Edmonds’ address is 126 East 56th Street, New York, New York 10022.

(9)          Mr. Pittaway’s address is 150 East 58th Street, New York, New York 10155.

(10)   Mr. Rosser’s address is 126 East 56th Street, New York, New York 10022.

(11)   Mr. Valenti’s address is Restaurant Associates, 120 E. 45th Street, New York, New York 10036.

(12)   Mr. Wender’s address is 150 East 58th Street, New York, New York 10155.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Wachovia Capital Markets, LLC, RBC Capital Markets Corporation, SG Cowen & Co., LLC, Oppenheimer & Co. Inc. and ThinkEquity Partners LLC are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation
SG Cowen & Co., LLC
Oppenheimer & Co. Inc.
ThinkEquity Partners LLC
Total	5,087,500

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $       per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $       per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•        receipt and acceptance of the common stock by the underwriters; and

•        the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares.   We and specified selling stockholders have granted the underwriters an option to buy up to 763,125 additional shares of our common stock, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions.   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $72,000 and that the amount paid by the selling stockholders will be approximately $464,000.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

Listing.   Our common stock is quoted on the Nasdaq National Market under the symbol “MSSR.”

Stabilization.   In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•        stabilizing transactions;

•        short sales;

•        syndicate covering transactions;

•        imposition of penalty bids; and

•        purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

In addition, one or more selling stockholders may have covered short positions in respect of the shares being sold by them in this offering that will become uncovered as a result of the sale. After the distribution has been completed, they may close out these positions through purchases of the common stock in the open market.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Market Making.   In connection with this offering, some underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Lock-up Agreements.   We, our directors and executive officers, and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus. This consent may be given at anytime without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

Indemnification.   We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering.   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates.   The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. Each of Banc of America Securities LLC, Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and SG Cowen & Co., LLC served as an underwriter in connection with our initial public offering. In addition, an affiliate of Banc of America Securities LLC is a lender under our amended and restated revolving credit facility.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements as of December 28, 2002, December 27, 2003 and December 25, 2004, and for each of the 52-week periods then ended, included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act’’). We have filed with the SEC a registration statement under the Securities Act for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov where you can obtain some of our SEC filings. In addition, we post the reports we file with the SEC and other information on our Internet Website at http://www.mccormickandschmicks.com, Investors Relations.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act:

•        Annual Report on Form 10-K for the year ended December 25, 2004.

•        Quarterly Reports on Form 10-Q for the periods ended March 26, 2005, June 25, 2005 and September 24, 2005.

•        Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2005.

•        Current Report on Form 8-K dated March 22, 2005.

•        The description of our common stock contained in our registration statements under the Exchange Act, including any amendment or report updating the description.

•        All documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering.

We refer to the documents listed above in this prospectus as “incorporated documents.” The documents listed above will not be considered incorporated documents or be incorporated by reference in this prospectus or be a part of this prospectus when and after we filed our Annual Report on Form 10-K for the current fiscal year. You should consider all incorporated documents a part of this prospectus.

You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

McCormick & Schmick’s Seafood Restaurants, Inc.
Attention: Emanuel N. Hilario
720 SW Washington Street, Suite 550
Portland, Oregon 97205
(503) 226-3440

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
McCormick and Schmick’s Seafood Restaurants, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ and stockholders’ equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of McCormick & Schmick’s Seafood Restaurants, Inc. (formerly McCormick & Schmick Holdings LLC) and Subsidiaries (the “Company”) as of December 27, 2003 and December 25, 2004 and the results of their operations and their cash flows for the years ended December 28, 2002, December 27, 2003 and December 25, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 in the Notes to the Financial Statements, the Company has restated its financial statements as of and for the years ended December 28, 2002 and December 27, 2003.

PricewaterhouseCoopers LLP

Portland, Oregon
April 6, 2005

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share data)

	December 27, 2003	December 25, 2004
	(Restated)
Assets
Current assets
Cash and cash equivalents	$2,453	$451
Trade accounts receivable, net	3,689	4,988
Inventories	2,704	3,384
Prepaid expenses and other current assets	2,367	2,846
Deferred income taxes	96	830
Total current assets	11,309	12,499
Equipment and leasehold improvements, net	76,017	92,744
Other assets	54,470	53,821
Goodwill	19,996	19,996
Total assets	$161,792	$179,060
Liabilities and Members’/Stockholders’ Equity
Current liabilities
Book overdraft	$5,052	$429
Accounts payable	11,216	12,875
Accrued expenses	12,698	15,197
Capital lease obligations, current portion	415	433
Derivative instrument—interest rate swap, current	805	—
Total current liabilities	30,186	28,934
Revolving credit facility	38,500	12,000
Mandatorily redeemable preferred stock (liquidation preference of $27,002)	23,137	—
Other long-term liabilities	6,749	11,791
Capital lease obligations, noncurrent portion	1,141	707
Deferred income taxes	4,312	1,558
Total liabilities	104,025	54,990
Commitments and contingencies (Note 12)
Members’/ stockholders’ equity
Members’ equity in McCormick & Schmick Holdings LLC (Note 14)	62,819	—
Common stock, $0.001 par value, 120,000 shares authorized, 13,782 shares issued and outstanding	—	14
Additional paid in capital	—	127,917
Accumulated deficit	(4,564)	(3,861)
Accumulated other comprehensive loss	(488)	—
Total members’/ stockholders’ equity	57,767	124,070
Total liabilities and members’/ stockholders’ equity	$161,792	$179,060

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended
	December 28, 2002	December 27, 2003	December 25, 2004
	(Restated)	(Restated)
Revenues	$180,104	$196,717	$238,757
Restaurant operating costs
Food and beverage	53,168	57,959	70,873
Labor	56,147	61,644	75,081
Operating	26,406	29,244	35,204
Occupancy	15,349	16,890	21,401
Total restaurant operating costs	151,070	165,737	202,559
General and administrative expenses	7,576	9,769	12,062
Restaurant pre-opening costs	1,006	1,219	2,393
Depreciation and amortization	8,808	9,853	10,723
Management fees and covenants not to compete	2,550	2,550	4,241
Impairment of assets	—	1,513	—
Total costs and expenses	171,010	190,641	231,978
Operating income	9,094	6,076	6,779
Interest expense	3,720	3,069	2,680
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	1,901	5,759
Write off of deferred loan costs on early extinguishment of debt	—	2,313	1,288
Income (loss) before income taxes and accrued dividends and accretion on mandatorily redeemable preferred stock	5,374	(1,207)	(2,948)
Income tax expense (benefit)	2,570	1,323	(3,651)
Accrued dividends and accretion on mandatorily redeemable preferred stock	3,347	1,832	—
Net income (loss)	$(543)	$(4,362)	$703
Net income (loss) per common share (Note 3)
Basic and diluted	$(0.07)	$(0.56)	$0.07
Shares used in computing net income (loss) per share (Note 3)
Basic	7,782	7,782	10,387
Diluted	7,782	7,782	10,416

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Members’ and Stockholders’ Equity and Comprehensive Income (Loss)

	Preferred Units		Preferred Unit Warrant		Class A Units		Class A-2 Unit Warrant		Class B Units
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
	($ in thousands)
Balances at December 29, 2001 (As previously reported)	57,000	$57,000	4,956	$4,951	1,000,000	$756	103,896	$103	—	$—
Cumulative effect of restatement (note 2)	—	—	—	—	—	—	—	—	—	—
Balances at December 30, 2001 (Restated)	57,000	57,000	4,956	4,951	1,000,000	756	103,896	103	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Unrealized loss on interest rate swap, net of income tax benefit of $485	—	—	—	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—
Balances at December 28, 2002 (Restated)	57,000	57,000	4,956	4,951	1,000,000	756	103,896	103	—	—
Issuance of Class B and Class C units	—	—	—	—	—	—	—	—	171,429	37
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Realized gain on interest rate swap, net of income tax expense of $168	—	—	—	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—
Balances at December 27, 2003 (Restated)	57,000	57,000	4,956	4,951	1,000,000	756	103,896	103	171,429	37
Net income	—	—	—	—	—	—	—	—	—	—
Realized gain on interest rate swap, net of income tax expense of $317	—	—	—	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—
Purchase of Class B units	—	—	—	—	—	—	—	—	—	(6)
Reorganization	(57,000)	(57,000)	—	—	(1,000,000)	(756)	—	—	(171,429)	(31)
Exercise of warrants	—	—	(4,956)	(4,951)	—	—	(103,896)	(103)	—	—
Issuance of common stock in initial public offering, net of offering costs	—	—	—	—	—	—	—	—	—	—
Balances at December 25, 2004	—	$—	—	$—	—	$—	—	$—	—	$—

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Members’ and Stockholders’ Equity and Comprehensive Income (Loss) (Continued)

	Class C Units		Common Stock
	Units	Amount	Units	Amount	Additional Paid-in Amount	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Gain (Loss)	Total
	($ in thousands)
Balances at December 29, 2001 (As previously reported)	—	$—	—	$—	$—	$—	$548	$—	$63,358
Cumulative effect of restatement (note 2)	—	—	—	—	—	—	(207)	—	(207)
Balances at December 30, 2001 (Restated)	—	—	—	—	—	—	341	—	63,151
Net loss	—	—	—	—	—	—	(543)	—	(543)
Unrealized loss on interest rate swap, net of income tax benefit of $485	—	—	—	—	—	—	—	(748)	(748)
Total comprehensive loss	—	—	—	—	—	—	—	—	(1,291)
Balances at December 28, 2002 (Restated)	—	—	—	—	—	—	(202)	(748)	61,860
Issuance of Class B and Class C units	13	14	—	—	—	(51)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	9	—	—	9
Net loss	—	—	—	—	—	—	(4,362)	—	(4,362)
Realized gain on interest rate swap, net of income tax expense of $168	—	—	—	—	—	—	—	260	260
Total comprehensive loss	—	—	—	—	—	—	—	—	(4,102)
Balances at December 27, 2003 (Restated)	13	14	—	—	—	(42)	(4,564)	(488)	57,767
Net income	—	—	—	—	—	—	703	—	703
Realized gain on interest rate swap, net of income tax expense of $317	—	—	—	—	—	—	—	488	488
Total comprehensive income	—	—	—	—	—	—	—	—	1,191
Amortization of unearned compensation	—	—	—	—	—	42	—	—	42
Purchase of Class B units	—	—	—	—	—	—	—	—	(6)
Reorganization	(13)	(14)	7,179,358	7	57,794	—	—	—	—
Exercise of warrants	—	—	602,992	1	5,059	—	—	—	6
Issuance of common stock in initial public offering, net of offering costs	—	—	6,000,000	6	65,064	—	—	—	65,070
Balances at December 25, 2004	—	$—	13,782,350	$14	$127,917	$—	$(3,861)	$—	$124,070

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended
	December 28, 2002	December 27, 2003	December 25, 2004
	(Restated)	(Restated)
Operating activities
Net income (loss)	$(543)	$(4,362)	$703
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	8,808	9,853	10,723
Amortization of unearned compensation	—	9	42
Provision for doubtful accounts	165	48	—
Deferred income taxes	2,570	1,323	(3,805)
Write off of deferred loan costs on early extinguishment of debt	—	2,313	1,288
Impairment of assets	—	1,513	—
Accrued dividends and accretion on mandatorily redeemable preferred stock	3,347	3,733	5,759
Changes in operating assets and liabilities
Trade accounts receivable	(392)	(446)	(1,299)
Inventories	(88)	(387)	(680)
Prepaid expenses and other current assets	1,941	(495)	(479)
Accounts payable	(3,752)	2,978	1,659
Accrued expenses	(636)	2,310	2,499
Other long-term liabilities	3,162	2,262	5,042
Net cash provided by operating activities	14,582	20,652	21,452
Investing activities
Acquisition of equipment and leasehold improvements	(8,451)	(14,889)	(27,017)
Other assets	(328)	(67)	(267)
Net cash used in investing activities	(8,779)	(14,956)	(27,284)
Financing activities
Increase (decrease) in book overdraft	2,922	2,130	(4,623)
Loan costs	(99)	(1,398)	(805)
Payments on long-term debt	(6,963)	(45,056)	—
Borrowings made on revolving credit facility	25,000	103,000	65,500
Payments made on revolving credit facility	(27,000)	(64,500)	(92,000)
Proceeds from sale/leaseback of equipment	1,635	—	—
Proceeds from issuance of common stock, net of offering costs $6,930	—	—	65,076
Redemption of senior preferred stock	—	—	(28,896)
Disbursements of notes receivable	(350)	—	—
Proceeds from notes receivable	15	26	—
Payments on capital lease obligations	(46)	(390)	(416)
Purchase of Class B units	—	—	(6)
Net cash provided by (used in) financing activities	(4,886)	(6,188)	3,830
Net increase (decrease) in cash and cash equivalents	917	(492)	(2,002)
Cash and cash equivalents, beginning of year	2,028	2,945	2,453
Cash and cash equivalents, end of year	$2,945	$2,453	$451
Supplemental disclosure of cash flow information
Cash paid during the year
Interest	$3,527	$3,457	$3,097
Income taxes	35	96	57

Noncash investing and financing activities

In 2003, accounts receivable totaling $226 were converted to a note receivable, which is included in other assets. A liquor license was purchased for $306 using a note payable. In 2002 equipment totaling $357 was acquired under capital leases.

The accompanying notes are an integral part of these consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. The Business and Organization

McCormick and Schmick’s Seafood Restaurants, Inc. is a leading national seafood restaurant operator in the affordable upscale dining segment. McCormick & Schmick’s Seafood Restaurants, Inc. is the survivor of a merger with McCormick & Schmick Holdings LLC (the “LLC”) that occurred on July 20, 2004, prior to the Company’s initial public offering.

The financial statements for the period covered by this report are those of McCormick & Schmick’s Seafood Restaurants, Inc. for periods beginning after July 19, 2004 and those of the LLC for periods ended on or before July 19, 2004. Except with respect to information regarding the membership units in the LLC and the common stock issued upon the reorganization, there was no impact to the financial statements as a result of converting from a limited liability company to a corporation. Before July 20, 2004, the Company’s operations were conducted in McCormick & Schmick Acquisition Corp. and its subsidiaries, which are taxable corporations. Accordingly, the financial statements of the Company have historically included a provision for income taxes and related deferred income taxes. Throughout this report, McCormick & Schmick’s Seafood Restaurants, Inc. and the LLC are referred to collectively as “the Company.”

In connection with the reorganization and initial public offering, the Company:

•        Issued 7,179,357 shares of common stock in the merger to the holders of the LLC’s units, not including 602,992 shares issuable upon the exercise of warrants at a nominal price to The Bell Atlantic Master Trust. See Note 14, “Members’ Equity.”

•        Issued 6,000,000 shares at $12.00 per share, raising approximately $65.1 million after underwriting discounts and transaction costs.

•        Repaid $51.5 million of indebtedness on its then existing credit facility with the proceeds raised in the initial public offering and from $18.1 million in loans under a new revolving credit facility. See Note 7, “Long Term Debt.”

•        Paid $28.9 million to The Bell Atlantic Master Trust to redeem all of the 13% senior exchangeable preferred stock of a Company subsidiary. See Note 13, “Mandatorily Redeemable Preferred Stock.”

•        Paid $2.8 million in connection with the termination of the management agreements and covenant not to compete agreements.

The Company owns and operates 50 restaurants in 22 states throughout the United States of America. The Company also provides management services to two additional restaurants. The Company has aggregated its operations to one reportable segment.

2. Restatement of Financial Information

Like many other restaurant companies and retailers, the Company has conducted a review of its accounting policies applicable to leases, leasehold improvements, rent commencement, deferred rent, and other related items. This review was prompted in part by a February 7, 2005 letter from the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) to the American Institute of Certified Public Accountants regarding proper accounting for certain operating lease matters under generally accepted accounting principles (“GAAP”). The restatement adjustments are non-cash and had no impact on revenues or cash and cash equivalents.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

Lease Term

Historically, the Company has amortized its leasehold improvements on leased properties over the shorter of the combined initial term and all option periods of the lease (generally ranging from 20 to 30 years) or the useful life of the asset. In addition, the Company had recognized rent expense on the straight-line basis from the opening date of the restaurant through the initial term of the lease. The Company has concluded that its calculation of straight line rent expense should be based on the lease term as defined in SFAS 13, Accounting for Leases, as amended, which in most cases exceeds the initial term of the lease. As a result, it has restated its financial statements to recognize rent expense on the straight-line basis over the lease term, including option periods which are reasonably assured of renewal primarily due to the presence of certain economic penalties. For purposes of calculating straight-line rents, the lease term commences on the date the lessee obtains control over the property, which is generally when the lessor’s property is substantially complete and is ready for tenant improvements. In addition, the Company will amortize leasehold improvements over the shorter of the lease term or the useful life of the assets. As a result of these changes, the Company’s deferred rent credit liability included in other long-term liabilities, pre-opening costs and rent expense in the accompanying financial statements have increased on a restated basis.

Tenant Improvement Allowances

The Company has historically netted all tenant improvement allowances against the capitalized cost of leasehold improvements. It has determined that certain tenant improvement allowances should be considered lease incentives and recorded as a deferred rent credit and amortized as a reduction to rent expense over the lease term. This change increases capitalized leasehold improvements and the deferred rent credit liability included in other long-term liabilities which results in increases in amortization expense and decreases in rent expense.

Restatement

These restatement adjustments reduced net income by $1,182,000 and $750,000 and diluted earnings per share by ($0.15) and ($0.10) for the years ended December 27, 2003 and December 28, 2002, respectively. The restatements had an impact on prior years whose cumulative effect was to reduce retained earnings by $207,000 as of December 30, 2001. This adjustment has been presented as “cumulative effect of restatement” at December 30, 2001 in the consolidated statements of members’ and stockholders’ equity and comprehensive income (loss).

As a result of our review of lease accounting, we eliminated the assumed liabilities relating to lease obligations as of the acquisition date of August 22, 2001. The effect was a decrease to goodwill of $1.2 million, a decrease to other long-term liabilities of $2.0 million and an increase to long-term deferred tax liabilities of $0.8 million.

The following sets forth the effects of the restatements to the Company’s consolidated balance sheet at December 27, 2003, and its consolidated statements of operations and cash flows for the years ended December 28, 2002 and December 27, 2003. There was no change to previously reported cash and cash equivalents.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands)

	December 27, 2003
	As previously reported	Restated
Assets
Current assets
Cash and cash equivalents	$2,453	$2,453
Trade accounts receivable, net	3,689	3,689
Inventories	2,704	2,704
Prepaid expenses and other current assets	2,367	2,367
Deferred income taxes	96	96
Total current assets	11,309	11,309
Equipment and leasehold improvements, net	74,829	76,017
Other assets	54,470	54,470
Goodwill	21,209	19,996
Total assets	$161,817	$161,792
Liabilities and Members’ Equity
Current liabilities
Book overdraft	$5,052	$5,052
Accounts payable	11,216	11,216
Accrued expenses	12,698	12,698
Capital lease obligations, current portion	415	415
Derivative instrument, current	805	805
Total current liabilities	30,186	30,186
Revolving credit facility	38,500	38,500
Mandatorily redeemable preferred stock	23,137	23,137
Other long-term liabilities	4,635	6,749
Capital lease obligations, noncurrent portion	1,141	1,141
Deferred income taxes	4,312	4,312
Total liabilities	101,911	104,025
Members’ equity
Members’ equity in McCormick & Schmick Holdings LLC	62,819	62,819
Accumulated deficit	(2,425)	(4,564)
Accumulated other comprehensive loss	(488)	(488)
Total members’ equity	59,906	57,767
Total liabilities and members’ equity	$161,817	$161,792

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands except per share data)

	Year Ended
	December 28, 2002		December 27, 2003
	As previously reported	Restated	As previously reported	Restated
Revenues	$180,104	$180,104	$196,717	$196,717
Restaurant operating costs
Food and beverage	53,168	53,168	57,959	57,959
Labor	56,147	56,147	61,644	61,644
Operating	26,406	26,406	29,244	29,244
Occupancy	14,301	15,349	15,829	16,890
Total restaurant operating costs	150,022	151,070	164,676	165,737
General and administrative expenses	7,576	7,576	9,769	9,769
Restaurant pre-opening costs	911	1,006	1,110	1,219
Depreciation and amortization	8,717	8,808	9,675	9,853
Management fees and covenants not to compete	2,550	2,550	2,550	2,550
Impairment of assets	—	—	1,513	1,513
Total costs and expenses	169,776	171,010	189,293	190,641
Operating income	10,328	9,094	7,424	6,076
Interest expense	3,720	3,720	3,069	3,069
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	1,901	1,901
Write off of deferred loan costs on early extinguishment of debt	—	—	2,313	2,313
Income (loss) before income taxes and accrued dividends and accretion on mandatorily redeemable preferred stock	6,608	5,374	141	(1,207)
Income tax expense	3,054	2,570	1,489	1,323
Accrued dividends and accretion on mandatorily redeemable preferred stock	3,347	3,347	1,832	1,832
Net income (loss)	$207	$(543)	$(3,180)	$(4,362)
Net income (loss) per common share (Note 3)
Basic and diluted	$0.03	$(0.07)	$(0.41)	$(0.56)
Shares used in computing net income (loss) per share (Note 3)
Basic and diluted	7,782	7,782	7,782	7,782

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended
	December 28, 2002		December 27, 2003
	As previously reported	Restated	As previously reported	Restated
Operating activities
Net income (loss)	$207	$(543)	$(3,180)	$(4,362)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	8,717	8,808	9,675	9,853
Amortization of unearned compensation	—	—	9	9
Provision for doubtful accounts	165	165	48	48
Deferred income taxes	3,054	2,570	1,489	1,323
Write off of deferred loan costs on early extinguishment of debt	—	—	2,313	2,313
Impairment of assets	—	—	1,513	1,513
Accrued dividends and accretion on mandatorily redeemable preferred stock	3,347	3,347	3,733	3,733
Changes in operating assets and liabilities
Trade accounts receivable	(392)	(392)	(446)	(446)
Inventories	(88)	(88)	(387)	(387)
Prepaid expenses and other current assets	1,941	1,941	(495)	(495)
Accounts payable	(3,752)	(3,752)	2,978	2,978
Accrued expenses	(636)	(636)	2,310	2,310
Other long-term liabilities	810	3,162	819	2,262
Net cash provided by operating activities	13,373	14,582	20,379	20,652
Investing activities
Acquisition of equipment and leasehold improvements	(7,242)	(8,451)	(14,616)	(14,889)
Other assets	(328)	(328)	(67)	(67)
Net cash used in investing activities	(7,570)	(8,779)	(14,683)	(14,956)
Financing activities
Increase in book overdraft	2,922	2,922	2,130	2,130
Loan costs	(99)	(99)	(1,398)	(1,398)
Payments on long-term debt	(6,963)	(6,963)	(45,056)	(45,056)
Borrowings made on revolving credit facility	25,000	25,000	103,000	103,000
Payments made on revolving credit facility	(27,000)	(27,000)	(64,500)	(64,500)
Proceeds from sale/leaseback of equipment	1,635	1,635	—	—
Disbursements of note receivable	(350)	(350)	—	—
Proceeds from notes receivable	15	15	26	26
Payments on capital lease obligations	(46)	(46)	(390)	(390)
Net cash used in financing activities	(4,886)	(4,886)	(6,188)	(6,188)
Net increase (decrease) in cash and cash equivalents	917	917	(492)	(492)
Cash and cash equivalents, beginning of year	2,028	2,028	2,945	2,945
Cash and cash equivalents, end of year	$2,945	$2,945	$2,453	$2,453

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

Unaudited Selected Quarterly Financial Data

The following sets forth the effects of the restatements to the Company’s Consolidated Balance Sheets at March 27, 2004, June 26, 2004, and September 25, 2004 and to the Company’s Consolidated Statements of Operations, and Consolidated Statements of Cash Flows for the quarterly periods then ended and for each of the quarterly periods in the fiscal year ended December 27, 2003. The Company’s Consolidated Balance Sheet, Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the quarterly period ended December 25, 2004 is presented for comparative purposes.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Balance Sheets—Unaudited
(In thousands, except per share data)

	Quarter Ended
	March 27, 2004		June 26, 2004		September 25, 2004
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated	December 25, 2004
Assets
Current assets
Cash and cash equivalents	$2,404	$2,404	$1,101	$1,101	$2,573	$2,573	$451
Trade accounts receivable, net	5,605	5,605	7,049	7,049	5,425	5,425	4,988
Inventories	2,938	2,938	3,207	3,207	3,219	3,219	3,384
Prepaid expenses and other current assets	3,067	3,067	3,673	3,673	2,891	2,891	2,846
Deferred income taxes	96	96	96	96	96	96	830
Total current assets	14,110	14,110	15,126	15,126	14,204	14,204	12,499
Equipment and leasehold improvements, net	82,993	84,958	85,441	89,305	86,534	90,574	92,744
Other assets	54,381	54,381	54,306	54,306	53,707	53,707	53,821
Goodwill	21,209	19,996	21,209	19,996	21,209	19,996	19,996
Total assets	$172,693	$173,445	$176,082	$178,733	$175,654	$178,481	$179,060
Liabilities and Members’/ Stockholders’ Equity
Current liabilities
Book overdraft	$2,733	$2,733	$3,147	$3,147	$2,596	$2,596	$429
Accounts payable	10,370	10,370	14,462	14,462	10,839	10,839	12,875
Accrued expenses	14,326	14,326	14,510	14,510	15,305	15,305	15,197
Capital lease obligations, current portion	422	422	428	428	435	435	433
Derivative instrument, current	642	642	363	363	174	174	—
Total current liabilities	28,493	28,493	32,910	32,910	29,349	29,349	28,934
Revolving credit facility	50,500	50,500	51,000	51,000	17,000	17,000	12,000
Mandatorily redeemable preferred stock	24,149	24,149	25,203	25,203	—	—	—
Other long-term liabilities	4,723	8,064	4,887	10,529	5,121	11,338	11,791
Capital lease obligations, noncurrent portion	1,032	1,032	923	923	812	812	707
Deferred income taxes	4,532	4,356	4,045	3,711	4,331	3,841	1,558
Total liabilities	113,429	116,594	118,968	124,276	56,613	62,340	54,990
Members’/Stockholders’ equity
Members’ equity in McCormick & Schmick Holdings LLC	62,822	62,822	62,818	62,818	—	—	—
Common stock, $0.001 par value, 120,000 shares authorized, 13,782 shares issued and outstanding	—	—	—	—	14	14	14
Additional paid in capital	—	—	—	—	127,695	127,695	127,917
Accumulated deficit	(3,174)	(5,587)	(5,510)	(8,167)	(8,604)	(11,504)	(3,861)
Accumulated other comprehensive loss	(384)	(384)	(194)	(194)	(64)	(64)	—
Total members’/stockholders’ equity	59,264	56,851	57,114	54,457	119,041	116,141	124,070
Total liabilities and members’/stockholders’ equity	$172,693	$173,445	$176,082	$178,733	$175,654	$178,481	$179,060

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Statements of Operations—Unaudited

(In thousands, except per share data)

	Quarter Ended
	March 27, 2004		June 26, 2004		September 25, 2004
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated	December 25, 2004
Revenues	$54,513	$54,513	$59,723	$59,723	$59,597	$59,597	$64,924
Restaurant operating costs
Food and beverage	16,286	16,286	17,931	17,931	17,776	17,776	18,880
Labor	17,810	17,810	18,732	18,732	19,013	19,013	19,526
Operating	7,874	7,874	8,744	8,744	8,947	8,947	9,639
Occupancy	4,513	4,848	5,129	5,397	5,137	5,434	5,722
Total restaurant operating costs	46,483	46,818	50,536	50,804	50,873	51,170	53,767
General and administrative expenses	2,549	2,549	2,616	2,616	3,340	3,340	3,557
Restaurant pre-opening costs	936	994	1,052	1,120	95	112	167
Depreciation and amortization	2,626	2,683	2,836	2,902	2,605	2,690	2,448
Management fees and covenants not to compete	638	638	3,603	3,603	—	—	—
Total costs and expenses	53,232	53,682	60,643	61,045	56,913	57,312	59,939
Operating income (loss)	1,281	831	(920)	(1,322)	2,684	2,285	4,985
Interest expense	857	857	939	939	569	570	314
Accrued dividends and accretion on mandatorily redeemable preferred stock	1,012	1,012	1,054	1,054	3,693	3,693	—
Write off of deferred loan costs on early extinguishment of debt	—	—	—	—	1,288	1,288	—
Income (loss) before income taxes and accrued dividends and accretion on mandatorily redeemable preferred stock	(588)	(1,038)	(2,913)	(3,315)	(2,866)	(3,266)	4,671
Income tax expense (benefit)	161	(15)	(577)	(734)	228	71	(2,973)
Net income (loss)	$(749)	$(1,023)	$(2,336)	$(2,581)	$(3,094)	$(3,337)	$7,644
Net income (loss) per share (Note 3)
Basic and diluted	$(0.10)	$(0.13)	$(0.30)	$(0.33)	$(0.25)	$(0.27)	$0.55
Shares used in computing net income (loss) per share (Note 3)
Basic	7,782	7,782	7,782	7,782	12,299	12,299	13,782
Diluted	7,782	7,782	7,782	7,782	12,299	12,299	13,896

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Statements of Cash Flows—Unaudited

(In thousands)

	Quarter Ended
	March 27, 2004		June 26, 2004		September 25, 2004
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated	December 25, 2004
Operating activities
Net income (loss)	$(749)	$(1,023)	$(2,336)	$(2,581)	$(3,094)	$(3,337)	$7,644
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	2,626	2,683	2,836	2,902	2,605	2,690	2,448
Amortization of unearned compensation	3	3	2	2	37	37	—
Deferred income taxes	161	(15)	(576)	(734)	227	71	(3,127)
Write off of deferred loan costs on early extinguishment of debt	—	—	—	—	1,288	1,288	—
Accrued dividends and accretion on mandatorily redeemable preferred stock	1,012	1,012	1,054	1,054	3,693	3,693	—
Changes in operating assets and liabilities
Trade accounts receivable	(1,916)	(1,916)	613	614	181	182	(179)
Inventories	(234)	(234)	(269)	(269)	(12)	(12)	(165)
Prepaid expenses and other current assets	(700)	(700)	(606)	(606)	782	782	45
Accounts payable	(846)	(846)	4,092	4,092	(3,623)	(3,623)	2,036
Accrued expenses	1,628	1,628	184	184	796	796	(109)
Other long-term liabilities	88	1,315	164	2,465	234	808	454
Net cash provided by operating activities	1,073	1,907	5,158	7,123	3,114	3,375	9,047
Investing activities
Acquisition of equipment and leasehold improvements	(10,648)	(11,482)	(7,199)	(9,164)	(2,174)	(2,435)	(3,936)
Other assets	(53)	(53)	(67)	(67)	4	4	(151)
Net cash used in investing activities	(10,701)	(11,535)	(7,266)	(9,231)	(2,170)	(2,431)	(4,087)
Financing activities
Increase (decrease) in book overdraft	(2,319)	(2,319)	414	414	(551)	(551)	(2,167)
Loan costs	—	—	—	—	(775)	(775)	(30)
Borrowings made on revolving credit facility	25,500	25,500	14,500	14,500	22,500	22,500	3,000
Payments made on revolving credit facility	(13,500)	(13,500)	(14,000)	(14,000)	(56,500)	(56,500)	(8,000)
Proceeds from issuance of common stock	—	—	—	—	64,854	64,854	222
Redemption of senior preferred stock	—	—	—	—	(28,896)	(28,896)	—
Payments on capital lease obligations	(102)	(102)	(103)	(103)	(104)	(104)	(107)
Purchase of Class B units	—	—	(6)	(6)	—	—	—
Net cash provided by (used in) financing activities	9,579	9,579	805	805	528	528	(7,082)
Net increase (decrease) in cash and cash equivalents	(49)	(49)	(1,303)	(1,303)	1,472	1,472	(2,122)
Cash and cash equivalents, beginning of period	2,453	2,453	2,404	2,404	1,101	1,101	2,573
Cash and cash equivalents, end of period	$2,404	$2,404	$1,101	$1,101	$2,573	$2,573	$451

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Balance Sheets—Unaudited

(In thousands)

	Quarter Ended
	March 29, 2003		June 28, 2003		September 27, 2003		December 27, 2003
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated
Assets
Current assets
Cash and cash equivalents	$2,991	$2,991	$1,309	$1,309	$2,423	$2,423	$2,453	$2,453
Trade accounts receivable, net	3,363	3,363	3,372	3,372	4,916	4,916	3,689	3,689
Inventories	2,330	2,330	2,430	2,430	2,566	2,566	2,704	2,704
Prepaid expenses and other current assets	2,120	2,120	2,333	2,333	2,261	2,261	2,367	2,367
Deferred income taxes	—	—	—	—	—	—	96	96
Total current assets	10,804	10,804	9,444	9,444	12,166	12,166	11,309	11,309
Equipment and leasehold improvements, net	70,090	71,139	72,608	73,613	73,639	74,684	74,829	76,017
Other assets	55,231	55,231	55,323	55,323	55,539	55,539	54,470	54,470
Goodwill	21,209	19,996	21,209	19,996	21,209	19,996	21,209	19,996
Total assets	$157,334	$157,170	$158,584	$158,376	$162,553	$162,385	$161,817	$161,792
Liabilities and Members’ Equity
Current liabilities
Book overdraft	$3,231	$3,231	$3,127	$3,127	$4,040	$4,040	$5,052	$5,052
Accounts payable	6,288	6,288	8,143	8,143	8,417	8,417	11,216	11,216
Accrued expenses	9,976	9,976	10,613	10,613	11,478	11,478	12,698	12,698
Current maturities of long-term debt	6,858	6,858	6,929	6,929	7,000	7,000	—	—
Capital lease obligations, current portion	367	367	384	384	409	409	415	415
Derivative instrument, current	800	800	800	800	800	800	805	805
Deferred income tax	374	374	374	374	374	374	—	—
Total current liabilities	27,894	27,894	30,370	30,370	32,518	32,518	30,186	30,186
Revolving credit facility	2,000	2,000	—	—	2,000	2,000	38,500	38,500
Long-term debt	36,500	36,500	34,750	34,750	33,000	33,000	—	—
Mandatorily redeemable preferred stock	20,320	20,320	21,236	21,236	22,186	22,186	23,137	23,137
Other long-term liabilities	3,670	4,587	3,791	4,973	4,301	5,920	4,635	6,749
Capital lease obligations, non-current portion	1,484	1,484	1,354	1,354	1,246	1,246	1,141	1,141
Deferred income taxes	2,817	2,901	4,601	4,473	5,490	5,262	4,312	4,312
Derivative instrument, non-current	500	500	425	425	215	215	—	—
Total liabilities	95,185	96,186	96,527	97,581	100,956	102,347	101,911	104,025
Members’ equity
Members’ equity in McCormick & Schmick Holdings LLC	62,812	62,812	62,814	62,814	62,817	62,817	62,819	62,819
Retained earnings (accumulated deficit)	130	(1,035)	(12)	(1,274)	(605)	(2,164)	(2,425)	(4,564)
Accumulated other comprehensive loss	(793)	(793)	(745)	(745)	(615)	(615)	(488)	(488)
Total members’ equity	62,149	60,984	62,057	60,795	61,597	60,038	59,906	57,767
Total liabilities and members’ equity	$157,334	$157,170	$158,584	$158,376	$162,553	$162,385	$161,817	$161,792

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information (Continued)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Statements of Operations—Unaudited

(In thousands, except per share data)

	Quarter Ended
	March 29, 2003		June 28, 2003		September 27, 2003		December 27, 2003
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated
Revenues	$45,049	$45,049	$48,642	$48,642	$48,895	$48,895	$54,131	$54,131
Restaurant operating costs
Food and beverage	13,397	13,397	14,163	14,163	14,522	14,522	15,877	15,877
Labor	14,464	14,464	15,109	15,109	15,488	15,488	16,583	16,583
Operating	6,811	6,811	7,082	7,082	7,274	7,274	8,077	8,077
Occupancy	3,674	3,923	3,901	4,170	3,938	4,213	4,316	4,584
Total restaurant operating costs	38,346	38,595	40,255	40,524	41,222	41,497	44,853	45,121
General and administrative expenses	1,941	1,941	2,016	2,016	2,126	2,126	3,686	3,686
Restaurant pre-opening costs	7	4	104	101	635	712	364	402
Depreciation and amortization	2,341	2,385	2,331	2,375	2,406	2,450	2,597	2,643
Management fees and covenants not to compete	637	637	637	637	637	637	639	639
Impairment of assets	—	—	—	—	—	—	1,513	1,513
Total costs and expenses	43,272	43,562	45,343	45,653	47,026	47,422	53,652	54,004
Operating income	1,777	1,487	3,299	2,989	1,869	1,473	479	127
Interest expense	832	832	768	768	703	703	766	766
Accrued dividends and accretion on mandatorily redeemable preferred stock	—	—	—	—	950	950	951	951
Write off of deferred loan costs on early extinguishment of debt	—	—	—	—	—	—	2,313	2,313
Income (loss) before income taxes and accrued dividends and accretion on mandatorily redeemable preferred stock	945	655	2,531	2,221	216	(180)	(3,551)	(3,903)
Income tax expense (benefit)	654	572	1,757	1,545	809	709	(1,731)	(1,503)
Accrued dividends and accretion on mandatorily redeemable preferred stock	916	916	916	916	—	—	—	—
Net loss	$(625)	$(833)	$(142)	$(240)	$(593)	$(889)	$(1,820)	$(2,400)
Net loss per share (Note 3)
Basic and diluted	$(0.08)	$(0.11)	$(0.02)	$(0.03)	$(0.08)	$(0.11)	$(0.23)	$(0.31)
Shares used in computing net loss per share (Note 3)
Basic and diluted	7,782	7,782	7,782	7,782	7,782	7,782	7,782	7,782

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

2. Restatement of Financial Information

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries

Consolidated Statements of Cash Flows—Unaudited

(In thousands)

	Quarter Ended
	March 29, 2003		June 28, 2003		September 27, 2003		December 27, 2003
	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated	As previously reported	Restated
Operating Activities
Net loss	$(625)	$(833)	$(142)	$(240)	$(593)	$(889)	$(1,820)	$(2,400)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	2,341	2,385	2,331	2,375	2,406	2,450	2,597	2,643
Amortization of unearned compensation	—	—	—	—	3	3	6	6
Provision for doubtful accounts	—	—	—	—	—	—	48	48
Deferred income taxes	654	572	1,757	1,545	809	709	(1,731)	(1,503)
Write off of deferred loan costs on early extinguishment of debt	—	—	—	—	—	—	2,313	2,313
Impairment of assets	—	—	—	—	—	—	1,513	1,513
Accrued dividends and accretion on mandatorily redeemable preferred stock	916	916	916	916	950	950	951	951
Changes in operating assets and liabilities
Trade accounts receivable	154	154	(493)	(493)	13	13	(120)	(120)
Inventories	(15)	(15)	(100)	(100)	(136)	(136)	(136)	(136)
Prepaid expenses and other current assets	(248)	(248)	(213)	(213)	72	72	(106)	(106)
Accounts payable	(1,950)	(1,950)	1,855	1,855	274	274	2,799	2,799
Accrued expenses	(410)	(410)	645	645	865	865	1,210	1,210
Other long-term liabilities	141	387	121	387	510	946	47	542
Net cash provided by operating activities	958	958	6,677	6,677	5,173	5,257	7,571	7,760
Investing activities
Acquisition of equipment and leasehold improvements	(1,448)	(1,448)	(4,463)	(4,463)	(5,210)	(5,294)	(3,495)	(3,684)
Other assets	—	—	—	—	—	—	(67)	(67)
Net cash used in investing activities	(1,448)	(1,448)	(4,463)	(4,463)	(5,210)	(5,294)	(3,562)	(3,751)
Financing activities
Increase (decrease) in book overdraft	310	310	(104)	(104)	913	913	1,011	1,011
Loan costs	—	—	—	—	—	—	(1,398)	(1,398)
Payments on long-term debt	(1,679)	(1,679)	(1,679)	(1,679)	(1,679)	(1,679)	(40,019)	(40,019)
Borrowings made on revolving credit facility	15,000	15,000	12,500	12,500	11,000	11,000	64,500	64,500
Payments made on revolving credit facility	(13,000)	(13,000)	(14,500)	(14,500)	(9,000)	(9,000)	(28,000)	(28,000)
Proceeds from notes receivable	—	—	—	—	—	—	26	26
Payments on capital lease obligations	(95)	(95)	(113)	(113)	(83)	(83)	(99)	(99)
Net cash provided by (used in) financing activities	536	536	(3,896)	(3,896)	1,151	1,151	(3,979)	(3,979)
Net increase (decrease) in cash and cash equivalents	46	46	(1,682)	(1,682)	1,114	1,114	30	30
Cash and cash equivalents, beginning of period	2,945	2,945	2,991	2,991	1,309	1,309	2,423	2,423
Cash and cash equivalents, end of period	$2,991	$2,991	$1,309	$1,309	$2,423	$2,423	$2,453	$2,453

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of McCormick & Schmick’s Seafood Restaurants, Inc. and its subsidiaries: McCormick & Schmick Acquisition Corp II, McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick Maryland Liquor, Inc., McCormick & Schmick Acquisition I Texas, Inc., McCormick & Schmick Acquisition II Texas, Inc., McCormick & Schmick Acquisition III Texas, Inc., McCormick & Schmick Acquisition Texas, LP, McCormick & Schmick’s Atlanta II, LLC, McCormick & Schmick’s Hackensack, LLC, McCormick & Schmick Orlando, LLC, McCormick & Schmick Dallas LP, McCormick & Schmick Dallas Liquor, Inc., McCormick & Schmick Austin LP, and McCormick & Schmick Austin Liquor, Inc. All intercompany balances and transactions have been eliminated upon consolidation.

Fiscal Year

The Company utilizes a 52 or 53 week accounting period that ends on the Saturday closest to December 31. The fiscal years ended December 28, 2002, December 27, 2003 and December 25, 2004 were each comprised of 52 weeks. Approximately every six years a 53-week fiscal year occurs.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual results could differ from those estimates under different assumptions or conditions.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Cash consists of deposits held at major banks that may at times exceed FDIC-insured limits, and cash on hand in restaurant locations.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Trade Accounts Receivable

Trade accounts receivable is comprised of balances receivable from credit card companies and other third parties. Allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in its existing accounts receivable. We review our allowances by assessing individual accounts receivable over a specific aging and amount. The Company has established an allowance for doubtful accounts as follows:

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
52-weeks ended December 28, 2002	$—	$165	$48	$117
52-weeks ended December 27, 2003	117	48	40	125
52-weeks ended December 25, 2004	125	31	49	107

Inventories

Inventories, which consist principally of restaurant food, beverages and supplies, are stated at the lower of first-in, first-out cost method or market.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment consists primarily of restaurant equipment, furniture, fixtures and smallwares. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including option periods which are reasonably assured of renewal or the estimated useful life of the asset. Repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Upon disposal of equipment and leasehold improvements, the accounts are relieved of the costs and related accumulated depreciation or amortization, and resulting gains or losses are reflected in operations.

Estimated useful lives are generally as follows:

Equipment	3-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	7-30 years

Other Assets and Goodwill

Other assets include trademarks, loan costs and liquor licenses, which are stated at cost, less amortization, if any. The tradenames and trademarks are used in the advertising and marketing of the restaurants and are widely recognized and accepted by consumers in each respective market as an indication of and recognition of service, value and quality. Goodwill represents the excess of purchase

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

price over the fair value of the net assets of the business acquired. The Company has adopted SFAS, No. 142 Goodwill and Other Intangible Assets, which provides that goodwill and certain other intangible assets with indefinite lives are no longer subject to amortization.

The Company has not recorded any amortization on trademarks, which represent the cost of acquiring the McCormick & Schmick tradename and trademarks, or on goodwill acquired in connection with the acquisition of the McCormick & Schmick division of Avado Brands, Inc., as management believes these assets have indefinite lives, are not impaired, and only nominal costs must be incurred to maintain them.

Loan costs are stated at cost and amortized using the effective interest method over the life of the loan. Transferable liquor licenses, which have a market value, are stated at cost.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as equipment and leasehold improvements, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

During 2003, the Company recorded a loss on impairment of long-lived assets in the amount of $1,513,000. The charge was related to partial impairment of fixtures and equipment and leasehold improvements at one restaurant. This restaurant is located on a site that was hidden from view from the street by a building constructed subsequent to the opening of this restaurant and in an area where several competing restaurants have been built. These factors, along with the seasonality of business experienced at this location, led to a decline in the cash flows from this restaurant location. Because this restaurant has reduced its costs and because several nearby restaurants have closed or relocated, the cash flow from this location has stabilized at approximately a break-even level, which is projected to continue for the foreseeable future. There are no plans to sell or abandon this restaurant location and no reserves have been established for future lease payments or other costs. Management measured the impairment charge with the assistance of a third-party appraisal of the related assets. There were no impairments of equipment and leasehold improvements in 2004 or 2002.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Company tested the tradename, trademarks and goodwill for impairment in accordance with SFAS No. 142. Based on its evaluation, there were no impairments in 2004, 2003, and 2002 for tradenames, trademarks, or goodwill.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)              Cash and cash equivalents, receivables, prepaid and other current assets, book overdraft, accounts payable, accrued compensation and benefits and other current and long-term liabilities

•         The carrying amounts of these items are a reasonable estimate of their fair values due primarily to their short-term nature.

2)              Long-term debt

•         Borrowings under the revolving credit facility arrangement as of December 25, 2004 and December 27, 2003 have variable interest rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.

Book Overdraft

Book overdraft represents the amount of checks outstanding in excess of cash in banks and deposits in transit at December 27, 2003 and December 25, 2004. The Company maintains a controlled disbursement arrangement whereby checks presented to one bank are funded by transfers from another bank.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Recognition of deferred tax assets is limited to amounts considered to be more likely than not of realization in future periods. A valuation allowance is established if the realization of the deferred tax assets is uncertain.

Revenue Recognition

Revenues are recognized at the point of delivery of products and services. A deferred liability is recognized for gift certificates that have been sold but not yet redeemed at their anticipated redemption value. The anticipated redemption value includes the cash value of gift certificates outstanding for approximately eighteen months from the date of sale. The anticipated redemption value is adjusted thereafter based on the Company’s historical redemption rates. The Company recognizes revenue and reduces the related deferred liability when the gift certificates are redeemed.

Equity-Based Compensation Plan

The Company accounts for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25. Accordingly, the Company computed compensation cost for employee equity units granted as the amount by which the estimated fair value of

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

the Company’s equity units on the date of grant exceeds the amount the employee must pay to acquire the related equity units. The amount of compensation cost is charged to income over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, companies who choose to account for equity-based compensation plans using the intrinsic-value method are required to determine the fair value of employee equity grants using the fair value method and to disclose the impact of fair value accounting in a note to the financial statements. Prior to the initial public offering, there was no difference between the accounting for the equity-based compensation plan described in Note 11 under APB Opinion No. 25 and SFAS No. 123. Accordingly, prior to the initial public offering, there was no difference between reported net income and pro forma net income determined under SFAS No. 123.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of share-based payments effect to the statement of operations is no longer an alternative, and SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Company is currently evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. The adoption of SFAS No. 123(R) is expected to increase compensation expense in the future.

The table below shows the effects on net income and net income per share had compensation cost been measured with the fair value method pursuant to SFAS No. 123:

Year ended December 25, 2004
(in thousands, except per share data)
Net income, as reported	$703
Compensation expense included in net income	42
Compensation cost based on the fair value method	(318)
Pro forma net income	$427
Basic and fully diluted net income per share
As reported	$0.07
Pro forma	$0.04
Shares used in computing net income per common share
Basic and fully diluted	10,387

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

The preceding proforma results were calculated with the use of the Black Scholes option pricing model. The following assumptions were used:

(1)   risk-free interest rate of 3.9%;

(2)   dividend yield of 0%;

(3)   expected life of 5.5 years; and volatility of 24.3%. Results may vary depending on the assumptions applied within the model.

There is no difference between reported net loss and net loss per share and proforma net loss and net loss per share determined under SFAS No. 123 for the years ended December 28, 2002 and December 27, 2003.

Restaurant Pre-Opening Costs

Restaurant pre-opening costs, consisting primarily of wages and salaries, hourly employee recruiting, license fees, meals, lodging and travel, and non-cash rent expenses during the construction period are expensed as incurred and totaled $1,006,000, $1,219,000 and $2,393,000 for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively.

Advertising Costs

Advertising costs are expensed as incurred and were $1,737,000, $2,035,000 and $2,553,000 for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively.

Insurance Liability

The Company maintains various policies for workers’ compensation, employee health, general liability, and property damage. Pursuant to those policies, the Company is responsible for losses up to certain limits. The Company records a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) under SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of elements of comprehensive income (loss), including unrealized gains and losses on certain investments in debt and equity securities and deferred gains and losses on unrealized derivative hedge transactions.

Basic and Diluted Net Income (Loss) per Share

Basic income (loss) per share is computed based on the weighted-average number of common shares outstanding during the period since the initial public offering. For periods prior to the initial public offering the 7,179,357 shares of common stock of the Company issued to the former unit holders of McCormick & Schmick Holdings LLC and the 602,292 shares issuable upon the exercise of certain

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

warrants (because the warrants have a nominal exercise price) are assumed to be outstanding for all periods presented. Diluted earnings per share are computed using the weighted average number of shares of common stock and potentially dilutive securities assumed to be outstanding during the year. Potentially dilutive shares from stock options and other common stock equivalents are excluded from the computation when their effect is antidilutive.

Options to purchase 870,500 shares of common stock were outstanding at December 25, 2004. The diluted weighted-average shares for the year ended December 25, 2004 include 29,020 shares subject to stock options. There were no stock options prior to the initial public offering.

Operating Leases

The Company has entered into operating leases (See Note 16), which have accelerating minimum base rent terms and contingent rent terms if individual restaurant sales exceed certain levels. The Company records the minimum base rents on a straight-line basis over the life of the lease term, including option periods which are reasonably assured of renewal due to the presence of certain economic penalties. For purposes of calculating straight line rents, the lease term commences on the date the lessee obtains control of the property, which is normally when the property is ready for normal tenant improvements (build-out-period), when no rent payments are typically due under the terms of the lease. For certain leases the Company only has the right to exercise its option for renewal if certain sales targets are achieved at or near the renewal date. These renewal option periods have been included in the lease term when the Company determines at lease inception or at the acquisition date of the restaurant, if later, that the sales targets are nonsubstantive and achievement of such sales targets is virtually certain. The difference between rent expense calculated on a straight line basis and rent paid is recorded as deferred rent liability. The Company receives certain tenant improvement allowances which are considered lease incentives and are amortized as reduction of rent expense over the lease term. Accordingly, the Company has recorded a deferred rent liability for the straightlining of rents and lease incentives, which is included in other long-term liabilities of $5,707,000 and $10,792,000 as of December 27, 2003 and December 25, 2004, respectively.

Derivative Instruments and Hedging Activities

The Company accounts for all derivative instruments on the balance sheet at fair value. Changes in the fair value (i.e., gains or losses) of the derivatives are recorded each period in the consolidated statement of operations or accumulated other comprehensive income (loss). For a derivative designated as a cash flow hedge, the gain or loss on the derivative is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into the statement of operations when the hedged transaction affects earnings. For derivatives recognized as a fair value hedge, the gain or loss on the derivative in the period of change and the offsetting loss or gain of the hedged item attributed to the hedged risk are recognized in the consolidated statement of operations. For derivatives not recognized as hedges, the gain or loss on the derivative in the period of change is recognized as other income.

If the Company were to terminate an interest rate swap, any gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt instrument it was intended to modify or would be recognized immediately if the underlying debt instrument were settled prior to maturity.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

4. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	December 27, 2003	December 25, 2004
	Restated
	(in thousands)
Fixtures and equipment	$28,406	$36,808
Leasehold improvements	59,938	77,331
Construction in progress	4,978	5,699
Equipment under capital leases	1,992	1,992
	95,314	121,830
Less: Accumulated depreciation and amortization	(19,297)	(29,086)
Equipment and leasehold improvements, net	$76,017	$92,744

For the years ended December 27, 2003 and December 25, 2004, the Company capitalized interest in the amount of $159,000 and $88,000, respectively. Depreciation and amortization expense related to equipment and leasehold improvements for the years ended December 28, 2002, December 27, 2003 and December 25, 2004 was $8,226,000, $9,285,000 and $10,290,000, respectively.

5. Other Assets

Other assets consist of the following:

	December 27, 2003	December 25, 2004
	(in thousands)
Tradename and trademarks	$50,600	$50,600
Loan costs	1,632	805
Liquor licenses	1,015	1,103
Notes receivable	585	716
Other	989	1,036
	54,821	54,260
Less accumulated amortization of loan costs ($77,000 and $68,000) and other ($274,000 and $371,000) at December 27, 2003 and December 25, 2004, respectively	(351)	(439)
	$54,470	$53,821

Amortization expense related to other assets (loan costs, prepaid management contract and a covenant not to compete agreement) was $582,000, $568,000 and $433,000 for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

5. Other Assets (Continued)

Estimated aggregate amortization expense related to the loan costs, prepaid management contract and a covenant not to compete for the 52-week periods ended during the next five years from December 25, 2004 and thereafter is as follows:

2005	$238
2006	185
2007	185
2008	185
2009	122
Thereafter	65
$980

6. Accrued Expenses

Accrued expenses consist of the following:

	December 27, 2003	December 25, 2004
	(in thousands)
Accrued compensation and benefits	$5,951	$7,814
Deferred revenue—gift certificates	1,904	3,089
Accrued legal and related costs	1,400	331
Accrued sales tax	1,139	1,392
Accrued rent	526	636
Accrued interest	459	156
Other	1,319	1,779
	$12,698	$15,197

7. Long-Term Debt

On July 23, 2004, the Company repaid the outstanding balance on its amended and restated revolving credit facility in the amount of $51.5 million with net proceeds from the initial public offering and $18.1 million in loans pursuant to a new revolving credit facility agreement, which provides among other things for $50.0 million in revolving credit loans. Loans under the facility are collateralized by a first priority security interest in all of the assets of the Company and mature on July 22, 2009. For the year ended December 25, 2004, the Company recognized a $1.3 million expense related to the write off of unamortized deferred loan costs related to the prior revolving credit facility. As of December 25, 2004, the outstanding balance on the Company’s revolving credit facility was $12.0 million. The interest rate on the credit facility is based on the financial institution’s prime rate plus a margin of 0.25% to 0.75% or the Eurodollar rate plus a margin of 1.75% to 2.25%, with margins determined by certain financial ratios. Under its revolving credit facility, the Company is subject to certain financial and non-financial covenants, including an adjusted leverage ratio, a consolidated cash flow ratio and growth capital expenditures limitations. The Company was in compliance with these covenants as of December 25, 2004.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

7. Long-Term Debt (Continued)

The Company’s prior revolving credit facility, entered into on October 28, 2003, provided for a $70.0 million revolving credit loan. Loans under this facility were collateralized by a first priority security interest in all of the assets of the Company, were scheduled to mature April 2007 and bore interest based on the financial institution’s prime rate plus a margin of 1.75% to 2.25% or the Eurodollar rate plus a margin of 3.25% to 3.75%, with margins determined by certain financial ratios.

Before October 28, 2003, the Company had term loans and a $15.0 million revolving credit facility payable to financial institutions. The term loans had quarterly principal payments due in amounts ranging from $0.3 million to $2.1 million and were scheduled to mature between June 2006 and June 2008. The interest rates on these term loans was based on the financial institution’s prime rate plus a margin of 1.5% to 3.0% or the Eurodollar rate plus a margin of 3.0% to 4.25% determined by certain financial ratios. As of September 27, 2003 the balance of the term loans was $38.5 million. The interest rates on the revolving credit facility were based on the financial institution’s prime rate plus a margin of 1.7% to 2.2% or the Eurodollar rate plus a margin of 3.2% to 3.7% determined by certain financial ratios.

The Company had entered into an interest rate swap with a notional amount totaling $29.3 million to reduce the impact of changes in interest rates on a portion of the revolving credit loan. This agreement expired in November 2004. The interest rate swap was designated as a cash flow hedge for purposes of SFAS No. 133 and allowed the Company to receive floating rate receipts based on the financial institution’s prime rate plus a margin of 1.75% to 2.25% or the Eurodollar rate plus a margin of 3.25% to 3.75%, with margins determined by certain financial ratios, in exchange for making fixed rate payments of 4.1%, plus a margin of 3.0% to 4.5%, depending on certain financial ratios. This effectively changed the Company’s interest rate exposure on the revolving credit loan from a floating rate to a fixed rate on $29.3 million of the total balance outstanding on the revolving credit loan. The balance of the revolving credit loan above $29.3 million, if any, would remain at a floating rate of interest based on the prime rate or Eurodollar rate plus the aforementioned applicable margins. As of December 25, 2004, the Company did not hold a position in any interest rate swap. The gain on the interest rate swap was $0.8 million in 2004.

The Company expensed $3.7 million, $3.1 million and $2.7 million in interest for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively.

8. Capital Leases

The Company is the lessee of equipment under capital leases expiring in years through 2007. The assets and related liabilities under capital leases are recorded at the fair value of the assets at the inception of the lease. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases is included in depreciation expense.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

8. Capital Leases (Continued)

The gross amount of equipment and related accumulated amortization recorded under capital leases are as follows (in thousands):

	December 27, 2003	December 25, 2004
Equipment	$1,992	$1,992
Less: Accumulated amortization	(336)	(616)
	$1,656	$1,376

Minimum future lease payments under capital leases as of December 25, 2004 are as follows (in thousands):

2005	$491
2006	402
2007	348
Total minimum lease payments	1,241
Less: Amount representing interest	(101)
Present value of net minimum lease payments	1,140
Less: Current portion	(433)
Long-term portion	$707

9. Income Taxes

The provision (benefit) for income taxes consists of:

	Year Ended
	December 28, 2002	December 27, 2003	December 25, 2004
	Restated	Restated
	(in thousands)
Current tax expense
Federal	$—	$	$—
State and local	—	—	154
	—	—	154
Deferred tax expense
Federal	2,252	1,268	(3,797)
State and local	318	55	(8)
	2,570	1,323	(3,805)
	$2,570	$1,323	$(3,651)

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

The effective income tax rate differs from the federal statutory rate as follows:

	Year Ended
	December 28, 2002	December 27, 2003	December 25, 2004
	Restated	Restated
Federal statutory rate	35.0%	(35.0)%	(35.0)%
State taxes	5.9%	(4.8)%	(4.4)%
Valuation allowance	—	98.0%	(40.1)%
Nondeductible expenses and other-primarily nondeductible accrued dividends and accretion of mandatorily redeemable preferred stock	6.9%	51.4%	82.4%
FICA Tip Credits	—	—	(126.7)%
	47.8%	109.6%	(123.8)%

The Company adopted the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective June 29, 2003. Effective with the adoption of SFAS No. 150, accrued dividends and accretion of mandatorily redeemable preferred stock is included in the computation of income before income taxes and, accordingly, impacts the effective income tax rates. Prior to the adoption of SFAS No. 150 in July 2003, such amounts were reported after income taxes and did not impact the effective income tax rates. In accordance with SFAS No. 150, the restatement of financial statements for earlier years is not permitted.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are:

	December 27, 2003	December 25, 2004
	Restated
	(in thousands)
Deferred tax (liabilities) assets—current
Lessor reimbursement	$245	$240
Liability insurance	(327)	(332)
Accrued vacation pay	215	693
Other	(37)	229
Current deferred tax asset	96	830
Deferred tax (liabilities) assets—noncurrent
Depreciation and amortization on property and equipment	(4,344)	(9,546)
Amortization of intangible assets	(4,533)	(6,247)
Deferred rent	1,599	2,475
Smallwares and supplies	(622)	(869)
FICA Tip Credits	—	5,746
Net operating loss carryforwards	4,267	6,866
Derivative interest—interest rate swap	317	—
Other	187	17
	(3,129)	(1,558)
Less valuation allowance	(1,183)	—
Noncurrent deferred tax liability	(4,312)	(1,558)
Net deferred tax liability	$(4,216)	$(728)

In assessing whether deferred tax assets can be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary difference becomes deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment.

In accordance with accounting principles generally accepted in the United States of America, deferred tax credits resulting from amortization of indefinite lived assets for income tax purposes generally cannot be used to support the recoverability of deferred tax assets. As of December 27, 2003, there was a net deferred tax asset arising from net operating losses and other temporary differences (other than those relating to amortization of indefinite lived assets) for which utilization was uncertain due to projected future taxable income at that date. Accordingly, a valuation allowance was established as of December 27, 2003.

As discussed in Note 1, during 2004 the Company completed an initial public offering, a portion of the proceeds of which was used to repay indebtedness. In connection with the initial public offering the Company redeemed the mandatorily redeemable preferred stock and terminated certain agreements. As a result of these changes and improved operating results, management believes that as of December 25, 2004 it is more likely than not that the Company will realize the benefits of the deferred tax assets based on

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

projections for future taxable income. Accordingly no deferred tax asset valuation allowance has been recorded as of December 25, 2004.

The Company can make an election to take as an income tax credit amounts related to reported tips (“FICA Tip Credits”) rather than treating them as a deduction in the determination of taxable income (loss). As of December 27, 2003, the Company had not elected to take the FICA Tip Credits on its federal income tax returns although it could do so by amending previously filed federal income tax returns. If the Company were to make this election, the deferred tax asset relating to the net operating loss would decrease by approximately $1,250,000 and the Company would have approximately $3,675,000 of FICA Tip Credits available to offset future income tax liabilities.

As a result of increased projected taxable income, the Company has determined in 2004 that it is advantageous to make the election to take as an income tax credit the amounts related to FICA taxes on reported tips. The Company is in the process of amending its federal income tax returns to claim the FICA Tip Credits. As a result the Company’s deferred tax asset relating to the net operating loss has decreased by $2,010,000 and the deferred tax credit has increased by $5,746,000 as of December 25, 2004. There was no effect on the net deferred tax liability at December 27, 2003 as a result of the Company’s determination to claim the FICA Tip Credits because the increase in net deferred tax assets would have been offset by a valuation allowance at that date.

10. Related Party Transactions

Prior to the initial public offering, the Company paid annual management fees of $1.1 million to each of BRS and Castle Harlan. Affiliates of each of BRS and Castle Harlan had significant ownership interests in the LLC at the time of the agreement terminations. Management fees recognized as expenses totaled $2.2 million, $2.2 million and $3.3 million for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively. The amount of $3.3 million paid for the year ended December 25, 2004 includes $1.1 million paid to each of BRS and Castle Harlan for the termination of the management agreements as of June 25, 2004.

Pursuant to covenant not to compete agreements with certain stockholders, the Company expensed $0.35 million, $0.35 million and $0.9 million for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively. The management fee agreements and all but one of the covenants not to compete agreements were terminated in connection with our initial public offering.

The Company leases properties from landlords controlled by certain stockholders of the Company. Total rent paid to these landlords was $0.5 million, $0.5 million and $0.8 million for the years ended December 28, 2002, December 27, 2003 and December 25, 2004, respectively.

Castle Harlan and BRS each own approximately 20% of the Company’s outstanding common stock. As a result, these stockholders, acting individually or together, could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of the Company and make some transactions more difficult or impossible without the support of these stockholders.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

11. Equity Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. See Note 17, “Recent Accounting Pronouncements.”

Prior to the initial public offering, the Company had an equity-based compensation plan under which it could grant the right to purchase a fixed number of its equity units. The Company accounted for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25. Accordingly, the Company computed compensation cost for employee equity units granted at the amount by which the estimated fair value of its equity units on the date of grant exceeded the amount the employee would have had to pay to acquire the related equity units. The amount of compensation cost was charged to income over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, companies that choose to account for equity-based compensation plans using the intrinsic-value method are required to determine the fair value of employee equity grants using the fair value method and to disclose the impact of fair value accounting in a note to the financial statements. There was no difference between the accounting for the equity-based compensation plan described above under APB Opinion No. 25 and SFAS No. 123. Accordingly, there was no difference between reported net income and pro forma net income determined under SFAS No. 123 for the years ended December 28, 2002 and December 27, 2003.

In connection with the initial public offering, all of the outstanding Class B units owned by employees of the Company vested at July 20, 2004. The Company accounted for the acceleration of the vesting of the units in accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation. This resulted in a new measurement date at the time of the acceleration and a new measurement of compensation as if the award were newly granted. However, based on the formula used to calculate the conversion ratios of various classes of LLC units into common stock when the LLC merged into McCormick & Schmick’s Seafood Restaurants, Inc., the Class B units had no value and accordingly no shares of common stock were issued for the Class B units. Shares of common stock with an aggregate value of $3.0 million were allocated among the holders of Class C units, which had already vested.

On June 16, 2004, the Company adopted a 2004 Stock Incentive Plan (the “Plan”) under which 1,500,000 shares are reserved for issuance. Under the Plan, the Company may grant stock options and other awards to employees, directors, consultants and to any parent or subsidiary of the Company. On July 20, 2004, the Company issued to officers and employees options to purchase an aggregate of 879,600 shares of common stock at $12.00 per share. These options become exercisable over a three-year period and are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Additional awards granted under the Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights (“SARs”), restricted stock, stock bonuses and performance-based awards.

Incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock, or 110% of fair market value of the common stock for any greater than 10% owner of the Company’s common stock, on the date of grant. Vesting of awards under the Plan may vary. Each award

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

11. Equity Based Compensation (Continued)

granted under the Plan may, at the discretion of the board of directors of the Company, become fully exercisable or payable, as applicable, upon a change of control of the Company.

Each award shall expire on such date as shall be determined at the date of grant, however, the maximum term of options, SARs and other rights to acquire common stock under the Plan is 10 years after the initial date of the award, subject to provisions for further deferred payment in certain circumstances. These and other awards may also be issued solely or in part for services. Any shares subject to awards that are not paid or exercised before they expire or are terminated will become available for other award grants under the Plan. If not sooner terminated by the Company’s board of directors, the Plan will terminate on June 16, 2014. As of December 25, 2004, options to acquire a total of 879,600 shares of the Company’s common stock have been granted under the Plan at a price equal to $12.00, the fair market value on the date of grant (July 20, 2004).

The table below summarizes the status of the Company’s stock based compensation plans as of December 25, 2004:

	As of December 25, 2004
	Shares	Weighted Average Exercise Price
Outstanding at July 20, 2004	—	$—
Awards granted	879,600	12.00
Awards forfeited	9,100	12.00
Outstanding at December 25, 2004	870,500	12.00

The table below summarizes information about stock options outstanding at December 25, 2004:

Outstanding				Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise price	Number of Options	Weighted Average Exercise price
$12.00	870,500	9.6	$12.00	—	$—

12. Commitments and Contingencies

During 2003, the Company was a defendant in a labor code class action lawsuit filed in the Superior Court of California, Orange County. In January 2004, the Company resolved this matter in principal by agreeing to pay $1.2 million, which was accrued as of December 27, 2003 and paid in November 2004. We believe our restaurants in California, and in states with similar laws, are now complying with meal and rest period requirements.

The Company is subject to various other claims, possible legal actions, and other matters arising out of the normal course of business. Management does not expect disposition of these other matters to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

13. Mandatorily Redeemable Preferred Stock

McCormick & Schmick Acquisition Corp II (“Acquisition Corp II”) is a subsidiary of the Company. Acquisition Corp II’s mandatorily redeemable 13% senior exchangeable preferred stock is reflected as mandatorily redeemable preferred stock in the December 27, 2003 balance sheet. In connection with the reorganization and initial public offering, on July 23, 2004 the Company paid $28.9 million to redeem all of the outstanding mandatorily redeemable 13% senior exchangeable preferred stock. See Note 1, “The Business and Organization.” Following is the summary of mandatorily redeemable preferred stock:

	Number of Shares	Mandatory Redemption Value	Unamortized Issuance Discount	Net Book Value
	(in thousands)
Balances at December 28, 2002	20,000	$23,774	$(4,370)	$19,404
Accrual of dividends and accretion of issuance discount	—	3,228	505	3,733
Balances at December 27, 2003	20,000	27,002	(3,865)	23,137
Accrual of dividends and accretion of issuance discount (unaudited)		5,467	292	5,759
Redemption of senior exchangeable preferred stock		(32,469)	3,573	(28,896)
Balances at December 25, 2004	—	$—	$—	$—

14. Members’ Equity

Prior to the initial public offering, the Company had outstanding the following equity units: preferred units, Class A-1 units, Class A-2 units, Class B units and Class C units. All of the units were converted into common stock as the result of the initial public offering. The holders of the Class A-1 units had voting rights; the Class A-2 units, Class B units, Class C units and preferred units did not have voting rights. At December 27, 2003 members’ equity consisted of the following (dollars in thousands):

Preferred units, 57,000 units issued and outstanding (liquidation preference of $77,385)	$57,000
Warrant to acquire 4,956.52 Preferred units, entitled to liquidation preference of $6,772	4,951
Class A units, 1,000,000 units issued and outstanding	756
Warrant to acquire 103,896.1 Class A-2 units	103
Class B units, 171,428.57 units issued and outstanding	37
Class C units, 13.20 units issued and outstanding	14
Unearned compensation	(42)
$62,819

In connection with the issuance of the senior exchangeable preferred stock of McCormick & Schmick Acquisition Corp II discussed in Note 13, “Mandatorily Redeemable Preferred Stock, the Company also sold for $102,857 a warrant to purchase 103,896.10 Class A-2 units and sold for $4,951,563 a warrant to purchase 4,956.52 preferred units. In connection with the corporate reorganization, the warrants became exercisable for 602,992 shares of common stock for an aggregate exercise price of $5,995. On October 20,

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

14. Members’ Equity (Continued)

2004, The Bell Atlantic Master Trust exercised its warrants to purchase 602,992 shares of common stock for $5,995.

15. Employee Benefit Plans

The Company has a 401(k) contributory benefit plan for eligible employees, which currently matches up to a maximum of 3% of the participant’s eligible compensation. For the years ended December 28, 2002, December 27, 2003 and December 25, 2004, Company matching contributions totaled approximately $231,000, $234,000 and $245,000, respectively.

16. Operating Leases

The Company generally operates its restaurants in leased premises. The typical restaurant premises lease is for an initial term between 15 and 25 years with renewal options ranging from 5 to 10 years. The leases generally provide for the payment of property taxes, utilities, and various other use and occupancy costs by the Company.

Minimum payments under lease commitments as of December 25, 2004 are summarized below for operating leases.

($ in thousands)
2005	$16,167
2006	17,291
2007	16,695
2008	15,921
2009	15,691
Thereafter	102,003
$183,768

Rent expense charged to operations under all operating leases is as follows:

	December 28, 2002	December 27, 2003	December 25, 2004
	(Restated)	(Restated)
Fixed rent	$10,241	$11,032	$14,252
Contingent rent, based on revenues	2,028	2,114	2,184
Non-cash rent	1,755	1,687	1,865
	$14,024	$14,833	$18,301

17. Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 Revised, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN 46R”), which provided, among other things, immediate deferral of the application of FIN 46 for entities that did not originally qualify as special purpose entities and additional scope exceptions for joint ventures with business operations and franchises. The Company’s adoption of FIN 46R did not have an impact on its consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

17. Recent Accounting Pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of share-based payments effect to the statement of operations is no longer an alternative, and SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Company is currently evaluating the effect that the adoption of SFAS No. 123(R) will have on our financial position and results of operations. The adoption of SFAS No. 123(R) is expected to increase compensation expense in the future. Subsequent to the initial public offering the Company issued options to employees as further discussed in Note 11, “Equity Based Compensation.”

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Balance Sheets—Unaudited
(In thousands, except per share data)

	December 25, 2004	September 24, 2005
Assets
Current assets
Cash and cash equivalents	$451	$444
Trade accounts receivable, net	4,641	4,653
Tenant improvement allowance receivables	347	3,158
Inventories	3,384	3,685
Prepaid expenses and other current assets	2,846	2,861
Deferred income taxes	830	2,973
Total current assets	12,499	17,774
Equipment and leasehold improvements, net	92,744	102,880
Other assets	53,821	53,645
Goodwill	19,996	19,996
Total assets	$179,060	$194,295
Liabilities and Stockholders’ Equity
Current liabilities
Book overdraft	$429	$2,354
Accounts payable	12,875	12,939
Accrued expenses	15,197	18,240
Capital lease obligations, current portion	433	379
Total current liabilities	28,934	33,912
Revolving credit facility	12,000	8,000
Other long-term liabilities	11,791	14,946
Capital lease obligations, noncurrent portion	707	433
Deferred income taxes	1,558	6,371
Total liabilities	54,990	63,662
Contingencies (Note 7)
Stockholders’ equity
Common stock, $0.001 par value, 120,000 shares authorized, 13,782 and 13,784 shares issued and outstanding	14	14
Additional paid in capital	127,917	127,931
Retained earnings (accumulated deficit)	(3,861)	2,688
Total stockholders’ equity	124,070	130,633
Total liabilities and stockholders’ equity	$179,060	$194,295

The accompanying notes are an integral part of these unaudited consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Operations—Unaudited
(In thousands, except per share data)

	Thirty-nine week period ended
	September 25, 2004	September 24, 2005
	Restated
Revenues	$173,833	$196,785
Restaurant operating costs
Food and beverage	51,993	57,700
Labor	55,555	62,157
Operating	25,565	29,462
Occupancy	15,679	17,933
Total restaurant operating costs	148,792	167,252
General and administrative expenses	8,505	10,444
Restaurant pre-opening costs	2,226	2,048
Depreciation and amortization	8,275	7,095
Management fees and covenants not to compete	4,241	—
Total costs and expenses	172,039	186,839
Operating income	1,794	9,946
Interest expense	2,366	454
Accrued dividends and accretion on mandatorily redeemable preferred stock	5,759	—
Write-off of deferred loan costs on early extinguishment of debt	1,288	—
Income (loss) before income taxes	(7,619)	9,492
Income tax expense (benefit)	(678)	2,942
Net income (loss)	$(6,941)	$6,550
Net income (loss) per share(1)
Basic	$(0.75)	$0.48
Diluted	$(0.75)	$0.47
Shares used in computing net income (loss) per share(1)
Basic	9,255	13,782
Diluted	9,255	13,983

(1)             For the thirty-nine week period ended September 25, 2004, for the purposes of calculating outstanding shares used in computing net loss per share, the presentation gives retroactive effect to the completion, on July 20, 2004, of the Company’s corporate reorganization.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Consolidated Statements of Cash Flows—Unaudited
(In thousands)

	Thirty-nine week period ended
	September 25, 2004	September 24, 2005
	Restated
Operating activities
Net income (loss)	$(6,941)	$6,550
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	8,275	7,095
Amortization of unearned compensation	42	—
Deferred income taxes	(678)	2,670
Accrued dividends and accretion on mandatorily redeemable preferred stock	5,759	—
Write-off of deferred loan costs on early extinguishment of debt	1,288	—
Changes in operating assets and liabilities
Trade accounts receivable	(1,120)	(12)
Tenant improvement allowance receivables	(615)	(2,811)
Inventories	(515)	(301)
Prepaid expenses and other current assets	(524)	(15)
Accounts payable	(377)	64
Accrued expenses	2,608	3,038
Other long-term liabilities	4,588	3,160
Net cash provided by operating activities	11,790	19,438
Investing activities
Acquisition of equipment and leasehold improvements	(22,466)	(17,036)
Other assets	(116)	(20)
Net cash used in investing activities	(22,582)	(17,056)
Financing activities
Book overdraft	(2,456)	1,925
Loan costs	(775)	—
Borrowings made on revolving credit facility	62,500	7,000
Payments made on revolving credit facility	(84,000)	(11,000)
Proceeds from issuance of common stock, net of issuance costs	64,854	—
Redemption of senior preferred stock	(28,896)	—
Payments on capital lease obligations	(309)	(328)
Proceeds from exercise of stock options	—	14
Purchase of Class B units	(6)	—
Net cash provided by (used in) financing activities	10,912	(2,389)
Net increase (decrease) in cash and cash equivalents	120	(7)
Cash and cash equivalents, beginning of period	2,453	451
Cash and cash equivalents, end of period	$2,573	$444
Supplemental disclosure of cash flow information
Cash paid during the period
Interest	$2,706	$702
Income taxes	56	273

The accompanying notes are an integral part of these unaudited consolidated financial statements.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited

1. The Business and Organization

McCormick & Schmick’s Seafood Restaurants, Inc. is a leading national seafood restaurant operator in the affordable upscale dining segment. McCormick & Schmick’s Seafood Restaurants, Inc. is the survivor of a merger with McCormick & Schmick Holdings LLC (the “LLC”) that occurred on July 20, 2004, prior to the Company’s initial public offering.

The financial statements for the period covered by this report are those of McCormick & Schmick’s Seafood Restaurants, Inc. for periods beginning after July 19, 2004 and those of the LLC for periods ended on or before July 19, 2004. Except with respect to information regarding the membership units in the LLC and the common stock issued upon the reorganization, there was no impact to the financial statements as a result of converting from a limited liability company to a corporation. Before July 20, 2004, the Company’s operations were conducted by subsidiaries of the LLC, which were taxable corporations. Accordingly, the financial statements of the Company have historically included a provision for income taxes and related deferred income taxes. Throughout this report, McCormick & Schmick’s Seafood Restaurants, Inc. and the LLC are referred to collectively as “the Company.”

2. Basis of Presentation

As of September 24, 2005 the Company owned and operated 55 restaurants in 24 states throughout the United States of America and provided management services to two additional restaurants.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included. Operating results for the thirty-nine week period ended September 24, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.

The consolidated balance sheet at December 25, 2004 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2004.

Certain prior period amounts have been reclassified to conform to current period presentation.

3. Restatement of Financial Information

As previously reported in the Company’s Annual Report on Form 10-K for the year ended December 25, 2004, like many other restaurant companies and retailers, the Company conducted a review of its accounting policies applicable to leases, leasehold improvements, rent commencement, deferred rent, and other related items. This review was prompted in part by a February 7, 2005 letter from the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants regarding proper accounting for certain operating lease matters under generally accepted accounting principles. Based on the review, the Company determined that it had incorrectly accounted for certain operating lease transactions under generally accepted accounting principles.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited (Continued)

3. Restatement of Financial Information (Continued)

Accordingly, the Company adjusted its consolidated financial statements for fiscal years and quarters ended prior to December 25, 2004. These restatement adjustments increased net loss by $0.8 million and increased basic and diluted net loss per share by ($0.08) for the thirty-nine week period ended September 25, 2004. The restatement adjustments were non-cash and had no impact on revenues or cash and cash equivalents.

Lease Term

Historically, the Company amortized its leasehold improvements on leased properties over the shorter of the combined initial term and all option periods of the lease (generally ranging from 20 to 30 years) or the useful life of the asset. In addition, the Company recognized rent expense on the straight-line basis from the opening date of the restaurant through the initial term of the lease. The Company concluded that its calculation of straight line rent expense should be based on the lease term as defined in Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended, which in most cases exceeds the initial term of the lease. As a result, it restated its financial statements to recognize rent expense on the straight-line basis over the lease term, including option periods which are reasonably assured of renewal primarily due to the presence of certain economic penalties. For purposes of calculating straight-line rents, the lease term commences on the date the lessee obtains control over the property, which is generally when the lessor’s property is substantially complete and is ready for tenant improvements. In addition, the Company amortizes leasehold improvements over the shorter of the lease term or the useful life of the assets.

Tenant Improvement Allowances

The Company historically netted all tenant improvement allowances against the capitalized cost of leasehold improvements. It determined that certain tenant improvement allowances should be considered lease incentives and recorded as a deferred rent credit and amortized as a reduction to rent expense over the lease term. This change increases capitalized leasehold improvements and the deferred rent credit liability included in other long-term liabilities which results in increases in amortization expense and decreases in rent expense.

4. Summary of Selected Accounting Policies

Principles of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of McCormick & Schmick’s Seafood Restaurants, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited (Continued)

4. Summary of Selected Accounting Policies (Continued)

under the circumstances at the time. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Revenues are recognized at the point of delivery of products and services. A deferred liability is recognized for gift certificates that have been sold but not yet redeemed at their anticipated redemption value. The anticipated redemption value includes the cash value of gift certificates outstanding for approximately eighteen months from the date of sale. The anticipated redemption value is adjusted thereafter based on the Company’s historical redemption rates. The Company recognizes revenue and reduces the related deferred liability when the gift certificates are redeemed.

Equity-Based Compensation Plan

The Company accounts for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” as amended, (“APB 25”). Accordingly, the Company computed compensation cost for employee equity units granted as the amount by which the estimated fair value of the Company’s equity units on the date of grant exceeds the amount the employee must pay to acquire the related equity units. The amount of compensation cost is charged to income over the vesting period.

Under SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” as amended, (“SFAS 148”), companies who choose to account for equity-based compensation plans using the intrinsic-value method are required to determine the fair value of employee equity grants using the fair value method and to disclose the impact of fair value accounting in a note to the financial statements. Prior to the Company’s initial public offering, there was no difference between the accounting for the equity-based compensation plan described under APB 25 and SFAS 123. Accordingly, prior to the initial public offering, there was no difference between reported net income and pro forma net income determined under SFAS 123.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited (Continued)

4. Summary of Selected Accounting Policies (Continued)

The table below shows the effects on net income (loss) and net income (loss) per share had compensation cost been measured with the fair value method pursuant to SFAS 123:

	Thirty-nine week period ended
	September 25, 2004	September 24, 2005
	Restated
	(in thousands, except per share data)
Net income (loss), as reported	$(6,941)	$6,550
Compensation expense included in net income (loss)	42
Compensation cost based on the fair value method	(183)	(635)
Pro forma net income (loss)	$(7,082)	$5,915
Basic and fully diluted net income (loss) per share
As reported
Basic	$(0.75)	$0.48
Fully diluted	$(0.75)	$0.47
Pro forma
Basic	$(0.77)	$0.43
Fully diluted	$(0.77)	$0.42
Shares used in computing net income (loss) per common share
Basic	9,255	13,782
Fully diluted	9,255	13,983

The preceding proforma results were calculated using the Black-Scholes option pricing model and the following assumptions:

(1)   risk-free interest rate of 3.9%;

(2)   dividend yield of 0%;

(3)   expected life of 5.5 years; and

(4)   volatility of 24.3%.

Results may vary depending on the assumptions applied within the model.

Basic and Diluted Net Income (Loss) per Share

Basic income (loss) per share is computed based on the weighted-average number of common shares outstanding during the period since the Company’s initial public offering. For periods prior to the initial public offering the 7,179,357 shares of common stock of the Company issued to the former unit holders of the LLC and the 602,292 shares issuable upon the exercise of certain warrants (because the warrants have a nominal exercise price) are assumed to be outstanding for all periods presented. These warrants were exercised on October 20, 2004. Diluted earnings per share are computed using the weighted average number of shares of common stock and potentially dilutive securities assumed to be outstanding during the year. Potentially dilutive shares from stock options and other common stock equivalents are excluded from the computation when their effect is anti-dilutive.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited (Continued)

4. Summary of Selected Accounting Policies (Continued)

Options to purchase 851,150 shares of common stock were outstanding at September 24, 2005. The diluted weighted-average shares for the thirty-nine week period ended September 24, 2005 include 853,600 shares subject to stock options.

Operating Leases

The Company has entered into operating leases, which have accelerating minimum base rent terms and contingent rent terms if individual restaurant sales exceed certain levels. The Company records the minimum base rents on a straight-line basis over the life of the lease term, including option periods which are reasonably assured of renewal due to the presence of certain economic penalties. For purposes of calculating straight-line rents, the lease term commences on the date the lessee obtains control of the property, which is normally when the property is ready for normal tenant improvements (build-out-period), when no rent payments are typically due under the terms of the lease. For certain leases the Company only has the right to exercise its option for renewal if certain sales targets are achieved at or near the renewal date. These renewal option periods have been included in the lease term when the Company determines at lease inception or at the acquisition date of the restaurant, if later, that the sales targets are non-substantive and achievement of such sales targets is virtually certain. The difference between rent expense calculated on a straight-line basis and rent paid is recorded as deferred rent liability. The Company receives certain tenant improvement allowances which are considered lease incentives and are amortized as reduction of rent expense over the lease term. Accordingly, the Company has recorded a deferred rent liability for the straight-lining of rents and lease incentives, which is included in other long-term liabilities of $10.8 million and $13.9 million as of December 25, 2004 and September 24, 2005, respectively. Non-cash rent expense was $1.6 million in the thirty-nine week period ended September 24, 2005 compared to $1.4 million in the thirty-nine week period ended September 25, 2004.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), (“SFAS 123(R)”) “Share-Based Payment”, which is a revision of SFAS 123 and supercedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of share-based payments effect on the statement of operations is not permissible under SFAS 123(R). SFAS 123(R) is effective for all stock-based awards granted on or after January 1, 2006. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of January 1, 2006. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123. The adoption of SFAS 123(R) will increase compensation expense.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the Staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the Staff’s views regarding the valuation of share-based payment arrangements by public companies. In particular, this SAB provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited (Continued)

4. Summary of Selected Accounting Policies (Continued)

SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R). The Company will adopt SAB 107 in connection with its adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—A Replacement of APB Opinion No.20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In September 2005, the Emerging Issues Task Force (EITF) issued EITF 05-06, “Determining the Amortization Period for Leasehold Improvements after Lease Inception or Acquired in a Business Combination”. EITF 05-06 requires that leasehold improvements acquired in a business combination be capitalized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-06 also requires leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of Statement 13) at the date the leasehold improvements are purchased. EITF 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. Early adoption of the consensus is permitted in periods for which financial statements have not been issued. The Company does not believe that the adoption of EITF 05-06 will have a material effect on its consolidated financial position, results of operations or cash flows.

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 13-1 (“FAS 13-1”) “Accounting for Rental Costs Incurred during a Construction Period”. FAS 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The rental costs shall be included in income from continuing operations. FAS 13-1 is effective for the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. The Company does not believe that the adoption of FAS 13-1 will have a material effect on its consolidated financial position, results of operations or cash flows.

5. Long-Term Debt and Standby Letter of Credit

On July 23, 2004, the Company repaid the $51.5 million outstanding balance on its revolving credit facility with net proceeds from its initial public offering and $18.1 million borrowed under a new revolving credit facility agreement, which provides among other things for $50.0 million in revolving credit loans. Loans under the facility are collateralized by a first priority security interest in all of the Company’s assets and mature on July 23, 2009. The outstanding balance on the Company’s revolving credit facility was $8.0 million as of September 24, 2005 and $12.0 million as of December 25, 2004. The interest rate on the credit facility is based on the financial institution’s prime rate plus a margin of 0.25% to 0.75% or the Eurodollar rate plus a margin of 1.75% to 2.25%, with margins determined by certain financial ratios.

McCormick & Schmick’s Seafood Restaurants, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—Unaudited (Continued)

5. Long-Term Debt and Standby Letter of Credit (Continued)

The revolving credit facility agreement also provides for bank guarantee under standby letter of credit arrangements in the normal course of business operations. Our commercial bank issues standby letters of credit to secure our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. As of September 24, 2005 and December 25, 2004 the maximum exposure under these standby letters of credit was $1.5 million and $0.3 million, respectively. At September 24, 2005 and December 25, 2004 there were no amounts drawn upon these letters of credit. At September 24, 2005 the Company had $40.5 million available under its revolving credit facility.

Under the revolving credit facility agreement, the Company is subject to certain financial and non-financial covenants, including an adjusted leverage ratio, a consolidated cash flow ratio, and a growth capital expenditures limitation. The Company was in compliance with these covenants as of September 24, 2005.

6. Related Party Transactions

Prior to the Company’s initial public offering, it paid annual management fees of $1.1 million to each of Bruckmann, Rosser, Sherrill & Co., L.L.C. and Castle Harlan, Inc., affiliates of which had significant ownership interests in the LLC at the time of the agreement terminations. These management agreements were terminated in conjunction with the Company’s initial public offering in July 2004. Management fees recognized as expenses totaled $3.3 million in the thirty-nine week period ended September 25, 2004. Pursuant to covenants not to compete agreements with the Company’s co-founders, William P. McCormick and Douglas L. Schmick, the Company expensed $0.9 in the thirty-nine week period ended September 25, 2004. These covenants not to compete agreements were terminated in connection with the Company’s initial public offering. Management fee expenses and covenants not to compete expenses for the thirty-nine week period ended September 25, 2004 were $4.2 million. There were no management fee expenses or covenants not to compete expenses for the thirty-nine week period ended September 24, 2005.

The Company leases properties from landlords controlled by certain stockholders of the Company. Total rent paid to these landlords was $0.7 million for the thirty-nine week period ended September 24, 2005 and $0.6 million for the thirty-nine week period ended September 25, 2004.

7. Contingencies

The Company is subject to various claims, possible legal actions, and other matters arising out of the normal course of business. While it is not possible to predict the outcome of these issues, management is of the opinion that adequate provision for potential losses has been made in the accompanying consolidated financial statements and that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

5,087,500 Shares

McCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

Common Stock

Prospectus

                        , 2005

Banc of America Securities LLC
Wachovia Securities
RBC Capital Markets
SG Cowen & Co.
Oppenheimer & Co.
ThinkEquity Partners LLC

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the estimated underwriting discounts and commissions. BRS, CHP and its affiliates, and The Bell Atlantic Master Trust will each pay expenses in proportion to the number of their shares being registered for sale relative to the aggregate shares being registered, up to a maximum amount. We estimate these selling stockholders will pay $464,000 of the expenses below and that we will pay the remaining $72,000. All amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee	$14,000
NASD filing fee	13,500
Nasdaq National Market listing fee	6,000
Blue Sky fees and expenses	9,000
Transfer agent and registrar fees	10,000
Accounting fees and expenses	65,000
Legal fees and expenses	150,000
Printing and mailing expenses	150,000
Miscellaneous	118,500
Total	$536,000

Item 15. Indemnification of Directors and Officers

McCormick & Schmick’s Seafood Restaurants, Inc. has broad powers to indemnify directors and officers against liabilities they may incur in these capacities under the Delaware General Corporation Law (the “DGCL”), our Certificate of Incorporation and our Bylaws.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article IV of our Certificate of Incorporation provides that a director shall not be liable to McCormick & Schmick’s or our stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not, however, eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase that was illegal, or obtaining an improper personal benefit.

In addition, Article V of our Certificate of Incorporation provides that we must indemnify to the fullest extent not prohibited by law any current or former director, executive officer or other officer designated by our board of directors who is made, or threatened to be made, a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of McCormick & Schmick’s), by reason of the fact that such person is or was one of our directors, officers, employees or agents, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any of our employee benefit plans, or serves or served at our request as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. We must pay for or reimburse the reasonable expenses incurred by any such current or former director, executive officer or other designated officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing:

•        the person’s good faith belief that the person is entitled to indemnification under Article V; and

•        the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under this article.

“Executive officer” includes the chief executive officer, chief financial officer, president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or any other officer who performs a policy making function.

Our Bylaws also contain provisions indemnifying the directors, executive officers and other officers designated by our board of directors to the fullest extent not prohibited by the DGCL. We are not obligated to indemnify a person in a suit initiated by that person unless the proceeding was authorized by our board of directors or unless the action is brought to enforce indemnification rights. We also have the power to indemnify any of our other officers, employees or other agents as set forth in the DGCL.

Under our Bylaws, expenses incurred by an officer or director in connection with a civil,  criminal, administrative or investigative, threatened, pending or completed action, suit or proceeding shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified. No advance must be made, however, if a majority of the directors who are not parties to the proceeding (or a committee designated by a majority of these directors), or an independent legal counsel, determines that the facts demonstrate clearly and convincingly that the person acted in bad faith or in a manner the person did not believe to be in or not opposed to our best interests.

We may, to the fullest extent permitted by the Delaware General Corporation Law, purchase and maintain insurance on behalf of any officer, director, employee or agent against any liability which may be asserted against such person.

Item 16. Exhibits

The exhibits listed on the Exhibit Index to this Registration Statement are hereby incorporated by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on November 28, 2005.

McCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
By:	/s/ EMANUEL N. HILARIO
Name: Emanuel N. Hilario
Title: Chief Financial Officer and Vice President of Finance

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints, jointly and severally, Saed Mohseni and Emanuel N. Hilario, and each of them, attorneys-in-fact for the undersigned, each with the power of substitution, for the undersigned in any and all capacities to sign any and all amendments to this Registration Statement (including post-effective amendments and any registration statement related to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
/s/ SAED MOHSENI	Chief Executive Officer (Principal Executive Officer) and Director	November 28, 2005
Saed Mohseni
/s/ EMANUEL N. HILARIO	Chief Financial Officer and Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	November 28, 2005
Emanuel N. Hilario
/s/ DOUGLAS L. SCHMICK	President and Director	November 28, 2005
Douglas L. Schmick
/s/ J. RICE EDMONDS J.	Director	November 28, 2005
Rice Edmonds
/s/ DAVID B. PITTAWAY	Director	November 28, 2005
David B. Pittaway
/s/ HAROLD O. ROSSER	Director	November 28, 2005
Harold O. Rosser

/s/ FORTUNATO N. VALENTI	Director	November 28, 2005
Fortunato N. Valenti
/s/ JUSTIN WENDER	Director	November 28, 2005
Justin Wender
/s/ ELLIOTT H. JURGENSEN, JR.	Director	November 28, 2005
Elliott H. Jurgensen, Jr.
/s/ LEE M. COHN	Director	November 28, 2005
Lee M. Cohn

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement
4.1

Registration Rights Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto (incorporated by reference to Exhibit 4.2 to our registration statement on Form S-1, file No. 333-114977)

5.1*	Opinion of Stoel Rives LLP as to the legality of the securities being registered, including consent
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*                     To be filed by amendment.